Form 10-SB               SECURITIES EXCHANGE ACT OF 1934

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             FIDELITY HOLDINGS, INC.
--------------------------------------------------------------------------------
           (Exact name of the registrant as specified in its charter)


          NEVADA                                                 11-3292094
--------------------------------------------------------------------------------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)

      80-02 KEW GARDENS ROAD, STE 5000 KEW GARDENS, NEW YORK      11415
--------------------------------------------------------------------------------
           (Address of principal executive offices)             (Zip Code)

Issuer's telephone number,             718-520-6500
                          ------------------------------------------------------
Securities to be registered under Section 12(b) of the Act:

 Title of each class                          Name of each exchange on which
 to be so registered                          each class is to be registered

_____________________________            _____________________________________

_____________________________            _____________________________________


Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                (Title of class)



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                                TABLE OF CONTENTS

PART I

Item 1.  Description of Business..................................................................................1

Item 2.  Management's Discussion and Analysis or Plan of Operation...............................................12

Item 3.  Description of  Property................................................................................15

Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................16

Item 5.  Directors, Executive Officers, Promoters and Control Persons............................................19

Item 6.  Executive Compensation..................................................................................25

Item 7.  Certain Relationships and Related Transactions..........................................................26

Item 8.  Description of Securities...............................................................................29

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Other

         Shareholder Matters.....................................................................................31

Item 2.  Legal Proceedings.......................................................................................31

Item 3.  Changes in and Disagreements with Accountants...........................................................32

Item 4.  Recent Sales of Unregistered Securities.................................................................32

Item 5.  Indemnification of Directors and Officers...............................................................35


Financial Statements

Index to Exhibits









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                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development

Fidelity Holdings, Inc. (the "Company") was incorporated under the laws of the State of Nevada on November 7, 1995. The Company was initially structured as a holding company, with initial emphasis on two intended divisions: (1) the Telecommunications Division and (2) the Plastics and Utility Products Division. The Company's management moved expeditiously to establish the divisions, especially building on pre-incorporation telecommunications experience.

On November 14, 1996, following substantial pre- and post-organization negotiations, the Company acquired the "Armored Conduit" patents for the Plastics and Utility Products Division from Progressive Polymerics International, Inc., a non-affiliated company. The patents and the Armored Conduit are described below. Under the terms of the purchase, the Company agreed to pay a cash purchase price, a minimum royalty and a continuing royalty, as follows:

         1. Cash, in the total amount of $500,000 in quarterly installments over 10 years; and

         2. Payment of certain expenses, totalling approximately $62,000, as a minimum royalty; and

         3. Payment of a minimum royalty equal to the greater of (i) five percent (5%) of the manufactured cost of the Armored Conduit or (ii) two percent (2%) of the gross sales, net of discounts, allowances and returns.

This Patent Purchase Agreement was subsequently modified as discussed below at
p. 10.

On December 15, 1995, the Company entered into a Letter of Intent with Dr. Zvi Barak and his wife, Sarah Barak, non-affiliated Canadian residents, for the acquisition of the "Talkie" telecommunications and interactive voice response software and their Ontario corporation, "786710 (Ontario) Limited". In general, the Letter of Intent, negotiated between the Company and the Baraks, contemplated the payment of $750,000 in installments, issuance of 125,000 shares of the Company's Common Stock to Sarah Barak, a price based upon the historical cost of development of the software (Baraks' position) and the Company's appraisal of the market value (potential) of the software. In addition, the Company agreed to employ Dr. Barak to head an Israel-based R&D facility at an annual salary of $150,000 and the issuance of 125,000 shares of the Company's Common Stock vesting in installments over the five year term of the Employment Agreement. The acquisition was closed on April 18, 1996, subject to completion of certain matters which were completed in May, 1996.

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The Armored Conduit product required additional R&D and design engineering, whereas the Talkie product was market-ready. This, together with the proposed deregulation of the telecommunications industry, lead the Company's Management to emphasize the telecommunications division, called the "Computer Telephony and Telecommunications Division" and to defer development of the Plastics and Utility Products Division.

During the first quarter of 1996, the Company secured initial investor financing by means of an offering under Rule 504 of Regulation D promulgated by the Securities and Exchange Commission as an exemption under the Securities Act of 1933. The total gross proceeds were $997,000. Substantially all of the proceeds of that offering, $884,272, were directed to the Computer Telephony and Telecommunications Division. That Division established several Master Agents to market the Talkie Power Web Line Machines, one of which, Nissko Telecom, Inc., made a substantial commitment supported by immediate funding. Nissko Telecom, Inc., organized by non-affiliated investors, agreed to purchase at least 5, and up to 60, Talkie Power Web Line Machines, based on the 786710 pricing schedule with additional cost for customization and added hardware. Nissko Telecom, Inc. agreed to pay one-third of the purchase price of the Machines purchased, with the Company to finance the other two-thirds. Due to that impetus to the early growth of that Division, that Division continued to be the primary focus of the Company's business plan during most of 1996. As the year closed, however, the Company began the process of establishing a third division, an Automotive Sales Division, as it entered into a Letter of Intent to acquire the Major Automotive Group of dealerships.

Holding Company Structure

Fidelity Holdings, Inc. is structured as a holding company, meaning that it provides staff functions to operating subsidiaries. As a holding company, Fidelity Holdings, Inc. has no operations and no source of revenue and income; all business operations are conducted by subsidiaries, presently grouped into two divisions:

         I. a Computer Telephony and Telecommunications Division; and

         II. a Plastics and Utility Products Division.

A third division is in process:

         III. Automobile Sales (dealerships)

Computer Telephony and Telecommunications Division

This Division is headed by a wholly-owned subsidiary, Computer Business Sciences, Inc. ("CBS"), which in turn presently has four wholly-owned (second tier) subsidiaries:

         1.  786710 (Ontario) Limited;

         2.  CBS (Israel);

         3.  Reynard Service Bureau, Inc.; and

         4.  Major Fleet & Leasing Corp.

Major Fleet & Leasing Corp. has a subsidiary, Major Acceptance Corp., for financing purposes. See Item 2. Because this Division

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is based upon technology acquired from 786710 (Ontario) Limited, the discussion of this Division will begin with that subsidiary, rather than the Division head, CBS, the discussion for which follows the discussion of 786710 (Ontario) Limited.

786710 (Ontario) Limited

The central business of the Telecommunications Division derives from 786710 (Ontario) Limited ("786710"), doing business as "Info Systems". 786710 is a corporation organized under the laws of the Province of Ontario, Canada. It was owned by Dr. Zvi Barak and his wife, Sarah Barak, until April 18, 1996 when it was acquired by the Company. Prior to the acquisition, neither Dr. Barak nor his wife were affiliated with the Company. Under Dr. Barak's direction, 786710 had developed both the complex of telecommunications and interactive voice response modules known as "TALKIE", including "TALKIE-GLOBE" for international calling and the Talkie Power Web Line Machine system, and "BCS" - "Business Control Software", an integrated group of modules for accounting functions capable of real time use in various languages and currencies.

Under the terms of the acquisition of 786710, the Company agreed to pay cash consideration of $750,000, of which $10,000 was paid upon the execution of the Letter of Intent and applied to the purchase price, $340,000 was paid at Closing (April 18, 1996), $100,000 was paid in August, 1996 and the balance is being paid in twenty monthly installments of $15,000 each. (To date, pursuant to indemnification provisions, the Company has withheld $100,000 against any liability resulting from the litigation - see Part II, Item 2.) In addition, the Company issued 125,000 shares of its Common Stock to Sarah Barak, which shares vest at the rate of 25,000 shares per year over a five year period. In conjunction with the acquisition, the Company employed Dr. Barak for a five year term, at a minimum annual salary of $150,000 and the issuance of 125,000 shares of its Common Stock which vest at the rate of 25,000 shares over the five year term, to head an R&D facility to be established in Israel.

TALKIE is a trademarked name for an interrelated group of modules and applications of telephonic and interactive voice processing software which 786710 had marketed for several years. The group includes:

TALKIE-ATTENDANT             automatic receptionist features, including
                             inband signaling, dial "0" for operator, name directories, call hunting, call blocking, call screening, music or company messages while on hold, paging, personalized menus, call queuing and conversation recording

TALKIE-MAIL                  allows users to record, send, receive and
                             retrieve voice messages from personal mailboxes


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TALKIE-AUDIO               delivers pre-recorded information in response to
                           telephone inquiries and can serve as a talking bulletin board

TALKIE-DIAL                places a telephone call, using a User-supplied list
                           of telephone numbers and delivers voice information with the capability of asking questions, accepting answers, and updating the system to reflect those answers

TALKIE-QUERY               responds to callers' inquiries using information
                           stored in the system database

TALKIE-TRANS               responds to caller's inquiry, accepts his order,
                           issues the order (which can include delivery instructions) and faxes the caller a confirmation

TALKIE-AD                  permits callers to browse through pre-recorded
                           messages ("talking classifieds") based on their search criteria

TALKIE-FORM                permits the User to set up a questionnaire and then
                           collects answers to pre-recorded questions

TALKIE-CONFERENCE          permits the User to schedule a conference call and
                           then, when the conference call is to occur, either calls the participants or permits the participants to dial in, and provides the Chairperson with various options during the conference call

TALKIE has received industry recognition and it won Computer Telephony magazines' 1994 Product of the Year Award, as well as an Editor's Choice Award. In 1996, TALKIE won Teleconnect Magazines 1996 Product of the Year Award, as well as an Editor's Choice Award. TALKIE-GLOBE, which was included in the magazine Awards, is a PC-based integrated international Call Back, Debit Card, Single Hop and Long Distance Reseller system. TALKIE-GLOBE eliminates the common callback method, where the foreign caller first calls equipment in the United States which calls him back in order to permit the call to be placed. TALKIE-GLOBE permits the foreign caller to use an in-country free line to access the multiplexing equipment, which gives him an immediate dial tone and permits him to place the call directly.

The Business Control Software ("BCS") developed by Dr. Barak is as advanced as TALKIE and TALKIE-GLOBE, having received 11 awards for software excellence from the Canadian Directory of Software. BCS is a diverse but interconnected series of powerful software modules. This full featured system includes: General Ledger, Accounts Receivable, Accounts Payable, Sales Order, Purchase Order,

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Inventory Control, Bills of Materials, Job Costing, and Production Control.
While comprehensive for general accounting applications, BCS contains features with particular strengths for the manufacturing, distribution, import/export, pharmaceutical and food industries. For example, its sale analysis reports assist management in its decision-making process in a wide variety of areas, including: defining market trends; analyzing sales force effectiveness; determining profitability of a job, department or entire company; or geographical sales spread. One of the most advanced features of BCS is its ability to handle multiple currencies across the entire system; for example, sales purchases, and costs are maintained in the client's or vendor's currency but with reporting capability in the company's home currency or in multiple currencies with automatic posting of exchange rates. A major attraction of BCS for international businesses, however, is its multi-lingual capability. BCS allows simultaneous users, in real time, to run in a multi-lingual environment where each user can select a different language while accessing the common database.

Prior to the Company's acquisition of 786710, that corporation customized, installed and serviced the software packages and sold systems integrating the software into specific hardware. Upon the Company's acquisition of 786710, the Talkie Power Web Line Machine system was separated from the TALKIE system and made exclusively available to CBS. Otherwise the functions of 786710 remained the same and it has continued to sell and install the Talkie modules. Dr. Barak was employed by the Company to head an Israel-based Research & Development "laboratory", for the improvement of TALKIE and the development of new products. In August, 1996 Dr. Barak moved to Israel and commenced the operations of a new Israeli-incorporated subsidiary, "CBS (Israel)". Moise Benedid, Dr. Barak's brother-in-law, who had previously been associated with 786710 and who had been with a company selling and installing the 786710 products, became the President of 786710.

Computer Business Sciences, Inc. ("CBS")

The Company assigned 786710 to CBS, in the Telecommunications Division, and gave exclusive control of the Talkie Power Web Line Machine system to CBS, which began establishment of an international (domestic to foreign) calling business. Following execution of the Letter of Intent with Dr. Barak and Sarah Barak in December, 1995 CBS established a "Master Agent" program. Under the program, an appointed Master Agent was given the right to sell the Talkie Power Web Line Machine system, which otherwise was not available in the market. CBS initially appointed five Master Agents. In March, 1996 CBS entered into both a Master Agent Agreement with Nissko Telecom, Inc. and an agreement for the formation of a Joint Venture to offer international calling services using the Talkie Power Web Line Machine System. Under the Agreement, Nissko Telecom, Inc. purchased an initial fifteen "Talkie Power Web Line Machines" ("Machines") for $1,887,000

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($2,787,000 if upgraded Machines) with an option to purchase up to forty-five more such Machines. Nissko Telecom, Inc. was required to pay one-third of the purchase price as a cash downpayment and CBS was required to secure lines of credit to finance the two-thirds balance. "Talkie Power Web Line Machines" are hardware- software integrated PC-based units capable of offering multiple-line international call handling up to 96 channels. Nissko Telecom, Inc. formed a limited partnership, Nissko Telecom Associates, which in turn entered into the Joint Venture with CBS, called the "Nissko-CBS Joint Venture". Under the Joint Venture, CBS arranges for the manufacture of the Machines and agrees to maintain them and sells the Machines to Nissko Telecom, Inc./Nissko Telecom Associates which in turn enters into operating agreements or partnerships with entities desiring to offer international telecommunications services to specific countries. Nissko Telecom Associates is a licensed "214 carrier", meaning that it is licensed by the FCC for international telephone communications.

The Joint Venture obtains, for the operating entity, the necessary link (e.g., satellite channels) between the Machine in Kew Gardens and the receiver in the destination country. Marketing and sales of the telecommunications service created is handled by the operating entity, CBS and Nissko Telecom Associates, primarily by selling large blocks of time to commercial users which need voice and data communications to the foreign country, so that utilization of the Machine is primarily in fulfillment of such block contracts. In addition, usage is increased through so-called VIP accounts for heavier usage by individuals and corporations, and also to some extent through credit cards.

Under the terms of its arrangements with most operating entities, the Joint Venture shares in the revenues derived from the usage of the Machines, in a range between 50% and 70%. In turn, the Company receives 45% of the income of the Joint Venture, giving the Company an on-going interest in the usage of the Machines, in addition to the profit initially derived from the sales of the Machines and the revenues subsequently derived by Reynard Service Bureau, Inc. from its maintenance, servicing and monitoring operations.

Currently, the basic configuration for a Machine is forty (40) channels, twenty-four (24) digital and sixteen (16) analog. Machines are built with 40 channel capability with the intent to increase the capacity as usage demands dictate. Based on the 24 digital channels, for a 30-day month each Machine creates a theoretical total of 1,036,800 minutes of which 345,600 are considered "peak time" and the balance are "off-peak". ("Peak time" is defined as the 8 hour work day in the destination country; all else is "off-peak" time. Essentially, the rendering of the telecommunications services by the operating entity is the selling of this Machine-created time availability. At the present time, under the Joint Venture, Machines are in operation for the following countries:

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         Korea
         Philippines (2 Machines)
         Thailand
         Venezuela
         Israel (4 Machines)
         England
         Jamaica
         Dominican Republic

Sales

1996 sales for the Telecommunications Division were $3,175,528, which included $2,637,873 from the sale of Talkie Power Web Line Machines, $537,655 from the sale of software, etc. by 786710 (Ontario) Limited (after elimination of $96,217 in intercompany sales, and $258,947 from leasing activities of Major Fleet & Leasing Corp., primarily motor vehicle leasing.

Employees

As of March 3, 1997, the Telecommunications Division had 25 employees, divided as follows:

         CBS                                                   2
         786710 (Ontario) Limited                              7
         CBS Israel                                            3
         Reynard Service Bureau                               10
         Major Fleet & Leasing Corp.                           3

Competition

The telecommunications business is highly competitive. In addition to major service providers, such as AT&T, MCI and Sprint, there are numerous smaller providers which are developing their own networks. There are also many resellers, which although not having any equipment, provide service through agreements with providers. While the Company's Telecommunications Division is focused in the international calling market, that is also a highly competitive market. As a result of the recent international agreement opening many markets which are currently state monopolies the competition will intensify. The Company's Talkie Power Web Line Machine system permits the Company to offer a system which operates at relatively low costs since the cost of the more common switches is avoided by the Talkie technology. The Company believes that for the foreseeable future it will continue to sell Talkie Power Web Line Machines as the cost for the Machines and their operating costs are still sufficiently low to permit service providers to offer international telecommunications services at competitive prices. Furthermore, the Joint Venture is not in the standard telecommunications market, as it focuses its marketing primarily on large users, especially those who will pre-purchase large blocks of Machine-created telecommunications time so that utilization of such time is primarily fulfillment of such pre-sold contracts.

Reynard Service Bureau, Inc.

CBS formed "Reynard Service Bureau, Inc." to handle its

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responsibilities under the Master Agent agreements to install, debug, maintain and service the Machines for the operating entities. All Machines are installed at the Company's location in Kew Gardens, New York where they are monitored 24 hours a day. It is the responsibility of the operating entity to make all arrangements in the destination country. Reynard Service Bureau, Inc. receives a fee, consisting of a flat fee charge and a volume usage charge, as compensation for its services.

In addition, Reynard Service Bureau performs other functions for the various subsidiaries. For example, it provides services for 786710's installations where the customer requests on-going service. In addition, it implements the changes, whether final or Beta testing, developed by the R&D operations of CBS Israel.

CBS has assigned all telecommunications Customer Service responsibilities to Reynard Service Bureau, Inc.

Major Fleet & Leasing Corp.

In order to provide 786710 with a source of internal financing to offer to potential customers, the Company acquired Major Fleet & Leasing Corp. ("Major Fleet") as of September 30, 1996. Major Fleet & Leasing Corp. was owned by Bruce Bendell, the Company's Chairman of the Board, and his brother, Harold Bendell, and was affiliated with the Major Automotive Group, based on Northern Boulevard in Long Island City, New York. (See "Major Automotive Group" in Item 2 below) The acquisition was a stock-for-stock exchange or a so-called "B Reorganization" under Internal Revenue Code Section 368(a)(1)(B) by which no gain or loss is recognized to the parties. In exchange for 100% of the outstanding shares of Major Fleet & Leasing Corp. the Bendells received 250,000 shares of the Company's Preferred Stock, designated as the 1996-Major Series.
See Item 7.

Established in 1985, Major Fleet has been engaged in the leasing of automotive vehicles. Accordingly, Major Fleet has well established credit lines and a business "track record" for its leasing operations. The Company is developing separate financing lines under Major Fleet to provide the required financing of the two-thirds balance to Nissko Telecom, Inc. in connection with the sale of the initial 15 Machines. At the same time, Major Fleet will continue with its established business of leasing motor vehicles under the experienced management of the Bendells. To expand the available credit lines so as to service the leasing and/or financing of Talkie Power Web Line Machines, Major Fleet & Leasing Corp. has established a subsidiary called "Major Acceptance Corp., a Florida corporation, which is engaged in a private offering of debentures to raise up to $4,500,000 for leasing and financing purposes. See Item 2.

CBS Israel

CBS (Israel) has established an R&D facility at Ra'ananna, Israel.

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Headed by Dr. Barak, the facility employs a receptionist/secretary and a programmer. This subsidiary provides R&D functions to (1) improve the existing software, including especially Talkie and to adapt such software to changing PC environments, (2) to expand the current software, and (3) to develop new products and applications.


Plastics and Utility Products Division

The Company's original business plan emphasized the Computer Telephony and Telecommunications Division; as noted above, the proceeds from the Company's initial financing were intended primarily to support that Division. Furthermore, as discussed below, during 1996 the Division's basic product line, "Armored Conduit", was the subject of substantial disputes and, ultimately, litigation. Accordingly the Plastics and Utility Products Division was not developed in 1996. The Company anticipates seeking financing through a public offering in the near term to support development of this Division; from the proceeds of such an offering approximately $400,000 will be used to finance the remaining R&D and production design phase.

Immediately following its organization, the Company entered into an Agreement with Progressive Polymerics, Inc. and its subsidiary, Progressive Polymerics International, Inc. (collectively "PPYM") to acquire two patents covering "Armored Conduit":

                  Date of Issue                               Patent Number
                  -------------                               -------------
                  June 8, 1993                                5,217,667
                  May 17, 1994                                5,312,658

"Armored Conduit" is the name that was given by PPYM to its conduit system. Electric distribution lines are often run through conduits buried in the ground, usually in the street. This has increasingly become the common way of delivering electric service in new subdivisions, but many major cities, such as New York City, have utilized this method for many years. Originally, conduit was made from creosoted wood or so-called "Transite" asbestos-concrete pipe. Today, the standard conduit is made from PVC duct, which is installed and then encased in concrete poured in place, or cement or concrete tubing, or metal tubing. Each of these types has its own problems. For example, PVC becomes brittle and inflexible in cold weather, binds the electric wire if there is a short (fire, heat), and is required to be encased in concrete which must be properly placed around it. Once in place, the entire "system" must be removed if there is a problem. The "Armored Conduit" system is assembled in the field from pre-fabricated pieces, each consisting of a pre-formed plastic shell which is filled with a pourable cement, with male-to-male extensions, joined in an end-to-end fashion with couplings or connectors. The pieces have a rectangular exterior, with linear ribs, a square exterior cross section, and a tubular interior. The linear ribs permit the conduit to be interlocked when stacked for storage or shipment, while increasing its structural strength. The "Armored Conduit" is

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lighter than standard concrete conduit, yet it has a high strength to weight ratio that exceeds the physical property requirements of standard conduit.

Under the original acquisition agreement, the Company agreed to pay a cash purchase price of $500,000 payable in fifty-six quarterly installments, an initial minimum royalty, and an on-going royalty equal to the greater of 5% of the manufactured cost of the product or 2% of gross sales net of returns and allowances. Subsequent to the acquisition, as the Company began R&D, a dispute developed with PPYM, and, when negotiations proved unfruitful, the Company filed a suit to rescind the acquisition. The dispute was resolved in October, 1996 when the Company and PPYM executed an amended agreement which settlement was filed in the court to terminate the Company's suit. Under the amended agreement, the minimum royalty was eliminated, the on-going royalty was retained, and the cash purchase price was amended to a cash purchase price of $100,000 and the issuance of eighty thousand Units of the Company's securities. Each Unit consists of two (2) shares of the Company's Common Stock and two (2) Warrants exercisable for one year, each Warrant being for the purchase of one (1) share of the Company's Common Stock at an exercise price of $3.125 per share. The Company has an option, exercisable for one year, to redeem 80,000 of the 160,000 shares issued at a redemption price of $2.50. As the shares are restricted as to transfer, a value of $2.50, or one-half of the approximate $5.00 market price, was assigned to the shares issued. No value was assigned to the Warrants, as they are for the purchase of restricted shares at a price greater than the assigned value of the shares at that time.

During 1996, despite the on-going renegotiation involving the Armored Conduit transaction, the Company retained Mr. Ronald K. Premo, a plastics industry consultant, to determine the necessary R&D required to complete the product to the production stage, to investigate alternative plastics usable for the shell, to provide liaison with the mold builder as well as the injection, blow and extrusion molders and locate alterative and back-up molders, and to establish an initial budget for the initiation of the Plastics Division.

Since its organization the Company has sought other plastics products which would enhance the Division. As noted above, the Company retained an experienced consultant in the plastics industry, Mr. Ronald K. Premo, to search out and analyze potential opportunities. During the first three quarters of 1996, Mr. Premo presented various opportunities to the Company. However, the Company elected not to proceed in order to concentrate on the Telecommunications Division and not to dilute the limited funds and manpower in the Plastics Division. At the same time, various products to which the Company had originally obtained certain rights (at no cost) were terminated as not offering sufficient market volume to justify the development risks. During 1996, the

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Company, with Mr. Premo, formed a wholly-owned subsidiary, called "Premo-Plast,
Inc." to operate the Plastics and Utility Products Division. The Division was activated on January 1, 1997 with the employment of Mr. Premo. During the fourth quarter of 1996, Mr. Premo had presented an opportunity involving a Patent Pending relating to a method for assembling and installing hydrotherapy fixtures for hot tubs, spas and pools, developed by Mr. John Pinciaro. In January, the Division acquired the Patent Pending. The acquisition agreement was negotiated at arms-length between the Company and Mr. Pinciaro, who was not affiliated with the Company prior to the acquisition. Under the terms of the acquisition, the Division will establish a separate subsidiary for exploitation of the fixtures, of which Mr. Pinciaro will own 20% and which he will head at an annual salary of $75,000. Mr. Pinciaro will receive a royalty of five percent (5%) of the wholesale cost less reasonable discounts, returns and allowances on all fixtures and all enhancements, modifications and improvements. The fixture line constitutes an integrated system which can consist of some 20 to 30 parts, including air and light nozzles and light fixtures, in various sizes and configurations, together with related controls. For example, nozzles which are fixed, adjustable, or spin are available in various sizes. The Patent Pending relates to the method of assembling the components and then installing them in the hot tub, spa or pool wall. As part of the acquisition, Premo-Plast, Inc. employed Mr. Pinciaro to oversee a new subsidiary to-be-formed ("NEWCO") which will complete the development of the product line, produce it, and market it.

Sales

Since the Plastics Division was not operational in 1996, it had no sales.

Employees

During 1996 the Plastics Division had no employees. As of March 3, 1997 the Division has two employees, Mr. Premo and Mr. Pinciaro.

Competition

The "Armored Conduit" will face competition from the established methods: PVC duct encased in concrete poured at the site and concrete conduit. While the Armored Conduit product offers advantages over both current methods, it must pass rigorous testing by utilities which are unlikely to shift from current methods without confidence in the Armored Conduit product. Accordingly it should be anticipated that a substantial effort will have to be made in order to secure a market share. However, once accepted by major utilities, the market should become easier and once established as an accepted method the product will have the advantage of being an established method.

The hydrotherapy spa products are not new or unique, as such, as water and air nozzles and lighting fixtures are currently available. What is new is the method of assembly and attachment to the spa, hot tub or pool. The Company believes that the ease of assembly and the time saved in installation will provide the Company's products with a profitable market share.

Premo-Plast, Inc.

Premo-Plast, Inc. is both the head of the Plastics and Utility Products Division and an operating company. As an operating company, Premo-Plast, Inc. is responsible for the development of the Armored Conduit. As the head of the Division, Premo-Plast, Inc. will supervise the development, production and marketing of the hydrotherapy spa products by NEWCO.

Premo-Plast, Inc. must complete the development of the Armored Conduit, begun by the prior owner. The process of determining the current status of the product and understanding the development of the product to date has begun. Upon completion of that, it is anticipated that the product will go through a mechanical design phase which will lead to a modification of existing tooling, as required, to enable the company to produce sufficient actual product to solicit sales and permit the completion of testing by the various potential customers. The major design factor is to coordinate the three plastic parts of the conduit, one of which is blow-molded, one of which is injection molded, and the third is extrusion molded. A major emphasis will be on the determination of the plastic used for the shell, in order to meet test specifications, and a determination of the best cement mixture for both production and field use. At present. Mr. Premo is reviewing the prior marketing studies and efforts and is developing a market proposal for the Company. By the fourth quarter of 1997 it is expected that new sources of materials and molding will be identified, all engineering issues will be resolved, and manufacture of production tooling can be commenced, with the possibility that field test quantities of Armored Conduit can be manufactured.

NEWCO

The subsidiary to complete the development of, produce and market the hydrotherapy fixtures has not yet been formed. It is expected that upon formation the initial operation will be research on the possible modification of the existing components to permit the most effective production of the components. In addition, there will be a determination of the initial components to make up the starting product line. Limited production will follow, with field testing and any required modifications prior to commencement of full production.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Operations to date

1996 was a formative year in which the Company experienced rapid growth, based upon the foundation laid in late 1995 following the Company's incorporation. On November 14, 1995 the Company purchased two patents for the "Armored Conduit". On December 15, the Company entered into a Letter of Intent to acquire 786710 (Ontario) Limited, which owned various software, including especially "Talkie". These transactions placed the Company in the position of needing the cash to exploit the acquisitions. However, because the Armored Conduit required additional R&D and design engineering, because the transaction in which the Armored Conduit patents were acquired was under re-negotiation, because the 786710 software was market-ready, and because of the then proposed deregulation of the telecommunications industry, the Company decided to focus on its Telecommunications Division.

On or about February 6, 1996 the Company commenced an offering pursuant to Rule 504 of Regulation D. The offering was of 20,000 Units at $5.00 per Unit, each Unit consisting of 2 shares of Common Stock and 23 Common Stock Purchase Warrants exercisable at $1.95 each. Oversubscribed, the offering closed on March 6, 1996, providing the Company with $100,000 for the sale of the Units, intended primarily for the Telecommunications Division.

Concurrently, the Company began negotiations with a group of investors (Nissko Telecom, Inc.) for their financial support of the Telecommunications Division and the acquisition of 786710 (Ontario) Limited. Agreement was reached on March 25, 1996 and on March 27, 1996 the investors (Nissko Telecom, Inc., see Item 1, "Description of Business") made an initial deposit of $629,000.

The combination of the closing of the Rule 504 offering and the deposit by Nissko Telecom, Inc. provided the Company with the financing needed to close the acquisition of 786710 (Ontario) Limited. Agreement was reached on April 18, 1996 subject to certain conditions subsequently met in May.

Some of the Common Stock Purchase Warrants issued in the Rule 504 offering were exercised during the second quarter, providing the Company with an additional $179,400. The remaining Warrants, scheduled to expire on July 31, 1996, were extended and all the Warrants were exercised by September 30, 1996. Overall, the exercise of the 460,000 Warrants provided the Company with an additional $897,000 which gave it the liquidity required for the balance of 1996. At the end of 1996, the Company had cash of $574,486 which taken together with collection of accounts receivable and continuing operations is sufficient for 1997.

The Company believes that the Telecommunications Division and the (Nissko) Joint Venture will continue to grow, despite the potential for increased international calling competition. The Joint Venture will continue to grow by concentrating on its niche market of fulfillment of pre-sold time blocks for voice and data transmission. The Company recognizes that as the costs for such calling drop, the margins of resellers will continue to shrink, and the Company anticipates that many of those will be forced out of the market. In addition, newer providers relying upon the more expensive switches who have not yet recovered the costs for such equipment may experience problems, while lowered margins may become a barrier to market entry for new providers. The Company believes that its lower cost PC-based system will permit it to attract providers who, by concentrating on the niche market, will still be able to profit despite the decreasing margins.

In October, 1996 the Company closed the acquisition of Major Fleet & Leasing Corp. Major Fleet & Leasing Corp., owned by Bruce and Harold Bendell, was incorporated in 1985 and was engaged in leasing and financing motor vehicles, primarily in conjunction with the Major automobile dealerships, using established lines of credit. The Company acquired Major Fleet & Leasing Corp. in a stock-for-stock exchange, effective as of September 30, 1996, to provide a means to finance Talkie Power Web Line Machines.

In December, 1996 the Company entered into a Letter of Intent with Bruce Bendell and Harold Bendell for the acquisition of their automobile dealerships. The interests of Harold Bendell in Major Dodge, Inc. and Major Chrysler, Plymouth, Jeep, Eagle, Inc. are being purchased for $4,000,000 in cash while the interests of Bruce Bendell in those dealerships and Major Chevrolet, Inc. and Major Subaru, Inc. are being acquired for the Company's 1997-Major Automotive Group Series of Preferred Stock. In order to secure the funds for the purchase of Harold Bendell's interest the Company has entered into an agreement with Sun Coast Capital, Inc. for a public offering of 1,000,000 shares of its Common Stock for which a Registration Statement is currently in preparation. It is the Company's intent to establish a third division, the Automobile Sales Division, centered around the Major Automotive Group dealerships being acquired.

Capital Resources and Liquidity

Management believes that the cash on hand and the cash to be provided by continuing operations are sufficient to provide working capital and liquidity for the Company's current level of operations for the next twelve months. Current financing arrangements, together with the proceeds from the sale of Talkie Machines, is expected to be sufficient to support growth of the Telecommunications Division.

However, expansion of the proposed Automotive Sales Division will undoubtedly require cash which the Company will be required to raise. As noted, the Company intends to file a Registration Statement for a public offering of 1,000,000 shares of its Common Stock. The net proceeds from such offering will cover the payment of the $4,000,000 to Harold Bendell for the purchase of his interest in the two automobile dealerships, $400,000 for completion of the R&D for the Plastics and Utility Products Division, and the balance for working capital, including additional development of the Plastics Division, development of Internet automotive marketing sites and methods to be used in conjunction with the Major Automotive Group, and expansion of the Automotive Sales Division which will be centered around the Major Automotive Group upon completion of that acquisition. Acquisition of additional automobile dealerships will be pursued; to date, no specific acquisitions have been agreed upon, although the Company is exploring many possibilities. The Company may acquire an additional dealership owned by Bruce Bendell, Major Nissan, Inc., which acquisition would be based on the current acquisition, without obtaining further outside controls.


ITEM 3.  DESCRIPTION OF PROPERTY.

Real Estate

The Company does not own any real estate or plants. All operations are conducted from locations leased from non-related third parties. The primary location is at 80-02 Kew Gardens Road where the Company leases space on two separate floors. One area, consisting of 2,800 square feet, houses the corporate offices as well as the Machines operated by the (Nissko) Joint Venture. For easy access to the Machines, both CBS and Reynard Service Bureau, Inc. also utilize the premises. The rent for these premises is $5,833 per month, subject to annual increases not to exceed 5%, for an initial term of five years and the right to extend for a further five years. The other area, consisting of 4,000 square feet, houses offices for other personnel. The rent for these premises, which are subleased at a subsidized rate by the original lessee, is $5,500 per month for a term of three years. Whether these premises will prove adequate for the Company's needs will depend upon its growth; the Company anticipates requiring additional space.

CBS Israel operates in 1,100 square feet located at Hash'chafim 46 Ra'ananna, Israel 43724, leased for a term of three years at the rate of $24,000 per year.

786710 (Ontario) Limited operates in 1,200 square feet located at 1110 Finch Avenue West, Suite 906, Toronto, Ontario, Canada M3J 2T2, leased for a term of one year at the rate of $18,000 per year.

Major Fleet & Leasing Corp. operates in 2,100 square feet located at 55-11 Northern Blvd., Woodside, New York 11377, leased for a term of 3 years at the rate of $33,600 per year.

The Plastics Division does not yet have any office space; Mr. Premo operates from his home and Mr. Pinciaro operates from office space of a separate business. As the Division begins to function, it is the intent to obtain specific space for it.

Patents

The Company owns the two patents covering the Armored Conduit:

                  Date of Issue                               Patent Number
                  -------------                               -------------
                  June 8, 1993                                5,217,667
                  May 17, 1994                                5,312,658

In addition, the Company owns the Patent Pending for the hydrotherapy spa products invented by Mr. Pinciaro.

In order to keep its proprietary technology secret, 786710 elected not to apply for any patents covering its software, and there are no patents; the systems remain proprietary with no public access to the technology.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
        MANAGEMENT.

(a) The following table sets forth certain information with respect to the beneficial ownership of the Company's voting securities by each person who, to the knowledge of the Company, on February 24, 1997 was the owner of 5% or more of the outstanding shares on that date:

                                                                       (3) Amount
                           (2) Name and address                        and nature                (4) Per-
(1) Title of               of beneficial                               of beneficial               Cent of
     Class                 owner                                       ownership                   Class
     -----                 -----                                       ---------                   -----
Common                     Doron Cohen                                   L&B(1)                 39.8%(2)
                           47 Parker Blvd.
                           Monsey, New York 10952

Common                     Bruce Bendell                                 L&B(1)                 40.6%(2),(3)
                           75 Georgian Court
                           Roslyn, New York 11576

Pfd(4)                     Bruce Bendell                                 L&B(1)                 50.0%(5)
                           75 Georgian Court
                           Roslyn, New York 11576

Pfd(4)                     Harold Bendell                                L&B(1)                 50.0%(5)
                           200 Pershing Road
                           Englewood Cliffs, New Jersey 07632

(1) "L" means legal ownership; "B" means beneficial ownership.

(2) Based upon 6,286,700 shares issued and outstanding as of February 24, 1997.

(3) Does not include warrants to purchase 50,000 shares, provided in Management Agreement for Major Fleet & Leasing Corp.

(4) Refers to the 1996-Major Series issued for the acquisition ofMajor Fleet & Leasing Corp. of which 250,000 shares are issued and outstanding which are convertible into a total of 500,000 shares of the Company's Common Stock. If Mr. Bendell converted his 125,000 shares of the 1996-Major Series, his holding of the Company's Common Stock would be increased to 2,800,000 shares and he would own 42.8% of 6,536,700 shares then issued and outstanding.

(5) Based on 250,000 shares of the 1996-Major Series issued and outstanding as of February 24, 1997.

(b) The following table sets forth certain information with respect to the beneficial ownership of the Company's voting securities by each director, each executive officer, and all directors and executive officers as a group as of February 24, 1997:

                                                                       (3) Amount
                           (2) Name and address                        and nature                (4) Per-
(1) Title of               of beneficial                               of beneficial               Cent of
   Class                   owner                                       ownership                   Class
   -----                   -----                                       ---------                   -----
Common                     Bruce Bendell                                 L&B(1)                 40.6%(2)
                           75 Georgian Court
                           Roslyn, New York 11576

Common                     Doron Cohen                                   L&B(1)                 39.8%(2),(3)
                           47 Parker Blvd.
                           Monsey, New York 10952

Common                     Zvi Barak                                     L&B(1)                  2.0%(2),(4)
                           Hash'chafim 46
                           Ra'ananna, Israel 43724

Common                     Richard C. Fox                                 -0-                      0%(2)
                           Molino Lane
                           Pecos, New Mexico 87552

Common                     Yossi Koren                                   L&B(1)                    0%(2),(5)
                           124 Audley Street
                           Kew Gardens, New York 11418

Common                     All officers and
                           directors as a
                           group (5)                                     L&B(1)                 82.4%(2)

Pfd(6)                     Bruce Bendell                                 L&B(1)                 50.0%(7)
                           75 Georgian Court
                           Roslyn, New York 11576

Pfd(6)                     Harold Bendell                                L&B(1)                 50.0%(7)
                           200 Pershing Road
                           Engelwood Cliffs, New Jersey 07632

(1) "L" means legal ownership; "B" means beneficial ownership.

(2) Based upon 6,286,700 shares issued and outstanding as of February 24, 1997.

(3) Does not include warrants to purchase 50,000 shares, provided in Management Agreement for Major Fleet & Leasing Corp.

(4) Dr. Barak denies any beneficial interest in the 125,000 shares issued to his wife, Sarah Barak, in the acquisition of 786710 (Ontario) Limited.

(5) Yossi Koren denies beneficial ownership in the shares owned by various relatives. This calculation does not include any interest in the 1,500,000 Warrants issued to Nissko Telecom, Inc. and its investors under the March, 1996 agreement between Nissko Telecom, Inc. and the Company's wholly-owned subsidiary, Computer Business Sciences, Inc.

(6) Refers to the 1996-Major Series issued for the acquisition of Major Fleet & Leasing Corp. See footnote 3 under (a) above.

(7) Based upon 250,000 shares of the 1996-Major Series issued and outstanding as of February 24, 1997.

(c) Changes in Control. There are no arrangements, known to the Company which may at a subsequent date result in a change in control of the Company. However, in December, 1996 the Company entered into a Letter of Intent with Bruce Bendell and Harold Bendell for the acquisition for stock (Bruce Bendell) and cash (Harold Bendell) of certain automobile dealerships. The Company is currently completing such transaction, subject to certain conditions, including the approval of the applicable manufacturers for such dealerships. If and when such transaction closes, Mr. Bendell will receive the 1997-Major Automotive Group Series of the Company's Preferred Stock which, when converted, will convert into at least 1,800,000 shares of Common Stock. Taken together with the shares of the Company already owned by Mr. Bendell, Mr. Bendell will then be in sole control of the Company, subject to the continuing management by Doron Cohen of the other areas of the Company's business. As of the date of this filing, the number of shares of the 1997-Major Automotive Group Series to be issued is not known, but approximately 600,000 shares, convertible into 1,800,000 shares of Common Stock is probable.

Also, in connection with the closing of the acquisition of the automobile dealerships, as part of the Management Agreement and for the purpose of securing the approval of the applicable manufacturers, the Company will issue its 1997A-Major Automotive Group Series of Preferred Stock to Bruce and Harold Bendell. Consisting of 100 shares, with no dividend rights and limited voting rights, such Series will give the Bendells the power to continue their control of the automobile dealerships following the acquisition by the Company. As noted, the Company is doing this in order to secure the required manufacturer approvals, since none of the executives of the Company, other than Bruce Bendell, have any automobile dealership experience.

In connection with the Company's acquisition of Major Fleet &

Leasing Corp., the Company entered into a Management Agreement with Bruce Bendell and Harold Bendell in order to secure their continued management of the acquired motor vehicle leasing and financing operations. Under the Management Agreement, which has an initial term of 5 years, the Bendells have exclusive authority and responsibility for the management of the motor vehicle operations. They are responsible for the profitability of the operations: after a contribution of 15% to general corporate overhead and public company expenses, all profits attributable to the "old business" or existing block of business purchased by the Company are paid to the Company, for deposit into a sinking fund. If there is any profit from "new operations", that is paid to the Managers as the management fee. As an inducement to the Bendells to sign the agreement, the Company issued them Warrants to purchase 100,000 shares of its Common Stock at an exercise price of $1.25 per share.


While the Bendells control the on-going operations of Major Fleet & Leasing Corp. and will continue their control of the automobile dealerships, the operations of the other areas of the Company's business will remain under the control of Doron Cohen, the Company's President.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a) The Company was founded by Mr. Bruce Bendell and Mr. Doron Cohen, who may be considered the promoters of the Company.

(b)  The directors and executive officers of the Company are:

      Name                         Age              Office
---------------------              ---      --------------
Bruce Bendell                      43       Chairman of the Board (director)
Doron Cohen                        39       President/CEO/Treasurer, Director
Zvi Barak, Ph.D.                   44       Director
Yossi Koren                        47       Director
Richard C. Fox                     62       Secretary

Mr. Bendell and Mr. Cohen have been directors since the incorporation of the Company. Mr. Bendell, Mr. Cohen and Mr. Fox have held the indicated offices since incorporation. Dr. Barak became a director following the Letter of Intent for the acquisition of 786710 (Ontario) Limited. Yossi Koren became a director following the March, 1996 agreement between the Company and Nissko Telecom, Inc. The directors hold office until the next annual meeting of shareholders of the Company or until successors are elected and qualified. Directors are not compensated for their services, but may receive reimbursement of expenses for attendance at meetings of the Board. Company officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

In addition to their positions with the Company, Mr. Bendell, Mr. Cohen and Dr. Barak have positions within the Company's Divisions and subsidiaries described elsewhere in this Registration Statement.

BRUCE BENDELL, age 43, is the Chairman of the Board of the Company. Mr. Bendell attended City College of New York from 1971 to 1973 and then transferred to Queens College from which he was graduated in 1975 with a B.A. in Accounting and Economics. He then attended Baruch College for post-graduate courses. Mr. Bendell is President of the Major Automotive/Group which includes Major Chevrolet, Inc., Major Dodge, Inc., Major Chrysler Plymouth, Jeep, Eagle, Inc., Major Subaru, Inc., and Major Fleet & Leasing Corp. and has been so employed for many years. In addition to other personal companies and investments, Mr. Bendell is active in community and charitable affairs. He is a Director of the Queens Chamber of Commerce, a Director and Capital Campaign Chairman of the Long Island City YMCAs, a Director of the Long Island City Business Development Corp., a Member of the NYNEX Business Advisory Council, a Member of the Queens District Attorney's Business Advisory Council, and several industry/trade groups such as the Tristate Chrysler Plymouth Advertising Association.

DORON COHEN, age 39, is the President/CEO. Mr. Cohen was born in Israel, holds Israeli citizenship, and served as an officer in the Israel Defense Force (IDF) for seven years. He attended the Professional Officer's School in Tel Aviv from 1973 to 1977, with special training in Human Resources, and received advanced technical training. Mr. Cohen completed his service in the IDF in 1981. Mr. Cohen entered the United States in January, 1982 and has had a broad range of managerial, financial and business/ entrepreneurial experience and has been a business and financial consultant. In 1985, Mr. Cohen developed ERA Ben Franklin (real estate) into a chain of five offices equipped with the latest in computer technology. In that connection, Mr. Cohen created and implemented the integration of all available "multiple listing" services into a computer database, combined with an imaging system, data processing, and instant mortgage approvals. In 1989, Mr. Cohen purchased the Holtzman operations, founded in 1945, which he expanded to include: carpeting, tile and floor coverings, and cabinetry; a decorator showroom for the construction industry and retail trade; and a construction management company for which he implemented a computer expediting management system which allowed direct, daily on-line reporting from field operations to management. In early 1996, Mr. Cohen closed the Holtzman operations to concentrate his efforts on the Company.

DR. ZVI BARAK, age 44, is a Director and is in charge of the Company's Israel-based Research & Development facilities of the Computer Telephony and Telecommunications Division. Born in Israel, Zvi Barak is bilingual, speaking both English and Hebrew. He served in the Israel Defense Force from 1970 to 1976, completing a course in Personnel and Human Resources in 1974. In 1974 he completed a course in FORTRAN at the Weitzman Institute and then received a B.Sc. in Physics from the University of Beer Sheva in 1978 and a M.Sc. in Physics from the University of Toronto in 1979. In 1981 he received a Ph.D. in Theoretical Solid State Physics from the University of Toronto. During 1981-1982, Dr. Barak developed the first Canadian Payroll software for the PC platform, the rights to which were sold to Tandy Corporation, to which he then provided technical support, further enhancements and upgrades. In 1982, Dr. Barak joined Informatic Systems in Toronto for which he had successively more responsible positions; in 1989-1991 he served as Vice-President of Technical Operations. During that time he developed software, including the Business Control Software, as well as handling independent projects for major clients, including customizing of other software and installing Local and Wide Area Networks, including the use of Novell Netware. From 1991 to August, 1996, Dr. Barak was the President of Info Systems, and has developed the Talkie system. Dr. Barak has extensive knowledge of PC software, PC hardware, various operating systems (including, to name a few, Novell, Lantastic, UNIX, OASIS and Multi-Link) and PC integration with various telephone systems (including, to name a few, Norstar, Panasonic, Toshiba, Vodavi, Isotec, and Centrex).

YOSSI KOREN, age 47, is a Director of the Company. (He is also affiliated with Nissko Telecom, Inc. and that company's joint venture with the Company's subsidiary, CBS.) Mr. Koren founded, and has been CEO of, Nissko Jewelry Trading, a manufacturer of jewelry based in New York City, since 1983. Mr. Koren was born in Israel, attended the Military Academy of Haifa from 1966 to 1968, joined the Israeli Army as a paratrooper in February, 1968 and completed his military service in 1971. Following that, he was a sales executive for Gesttener, a large printing company, in Jerusalem. In 1977 he joined his family's diamond business and gained experience in that industry before moving to the United States in February, 1980. Initially, he joined Neli Gems, a large importer of emeralds into the United States and was with that firm until 1983 when he left to found Nissko Jewelry Trading.

RICHARD C. FOX, age 62, is the Secretary of the Company. He has been an attorney since 1961, following his graduation from the University of Chicago Law School where he was an editor of the Law Review and admitted to the Order of the Coif. He is admitted to practice in Pennsylvania and in Florida, practicing primarily in the corporate, securities, tax, and business law areas. He taught various corporate law and paralegal topics at the Harrisburg Area Community College from January, 1972 to June 1980. He also taught entrepreneurial business seminars for the College's Foundation (e.g., "How to Start Your Own Business"). He also taught corporate and securities law topics for the Pennsylvania Bar Institute at various times from the mid-1960s to 1990. His practice was based in Harrisburg, Pennsylvania until 1987, when he moved the base to Boca Raton, Florida. Mr. Fox has served as an officer and director to various companies, providing legal and financial services. In 1991 Mr. Fox co-founded Microterra, Inc. (now called "Atlantis Group, Inc.") and initially served as its Secretary/Treasurer, CFO and General Counsel. In October, 1991 he became President/CEO of Microterra, Inc. and served in that capacity until November 28, 1994, when he resigned and returned to private practice. From approximately March, 1995 to November, 1995 he served as an attorney and consultant to Microterra, Inc. ("Atlantis Group, Inc."), while providing legal and business consulting services to other clients, including the Company. Since November, 1995 he has been in private practice.


(c) Significant Employees

MOISE BENEDID, age 47, has been the President of 786710 (Ontario) Limited since August 1, 1996 when he replaced Dr. Barak upon his departure for Israel. (Mr. Benedid has been loaned to that subsidiary under a special contract between the Company and the Canadian corporation by which Mr. Benedid is employed. From November, 1994 to August 1, 1996 Mr. Benedid was employed by TelePower International, Inc. as Vice President in charge of marketing and technical support. A major part of his responsibilities was the sale, in Canada, of franchises based on the Talkie system, which gave him a thorough understanding of that system and familiarity with its marketing. From 1992 to November, 1994 he was President of Powerpoint Microsystems, Inc. where he marketed computer network systems. Prior to that, from 1987 to 1992 he was President of Computer Junction, computer retail stores based in Toronto. Mr. Benedid was graduated from the Technical School ORT in Strasbourg, France in 1969 from which he received a technical electronics certificate. He then was graduated from the High Technical Engineering School in Geneva, Switzerland in 1993 as a Nuclear Engineer. Mr. Benedid is the brother of Sarah Barak, Dr. Barak's wife.

LEWIS GLOGOWER, age 45, is the President of Reynard Service Bureau, Inc. where he has responsibility for not only the service bureau functions of that subsidiary but also has responsibility for customer service. Mr. Glogower was with MCI Telecommunications, Inc. from January, 1995 to January, 1997, when he joined the Company. Mr. Glogower was a Technical Service Consultant with MCI, providing project management and implementation. Prior to that, from February, 1992 to January, 1995, he was self-employed as a consultant in the telecommunications industry, specializing in LAN-WAN networks. For the five years prior to that he was a Field Technical Manager with Prodigy Services Company, where he engineered, implemented and maintained all remote sites in the Bell Atlantic region.

MICHAEL S. LUKIN, age 49, is the President of CBS (Israel) and also is the recruiter and manager of the agents for the International Calling Services of the Company. Prior to joining the Company in October, 1996 Mr. Lukin was a Registered Representative in the securities brokerage industry. From 1990 to January, 1996 he was with Kern Suslow Securities where he handled the sale of fixed income securities. From January, 1996 until he joined the Company, he was associated with Weiner, Abrams where he handled the sale of fixed income securities and tax-free bonds. Mr. Lukin was graduated from Brooklyn College in 1970 with a B.A. (Psychology). He became a Registered Representative in 1979 when he joined Ampal Securities Corp. and was associated with that firm for ten years. He then joined A.T. Brod and was associated there until he joined Kern Suslow.

SHLOMO NESSIM, age 37, is the Technical Manager of Reynard Service Bureau, Inc., having joined the Company in August, 1996. He is responsible for installation and maintenance of all systems, liaison with the accounting and service staffs, and interfacing with the R&D [CBS (Israel)] staff and implementing their improvements and changes. Mr. Nessim was graduated from Tel Aviv University in June, 1985 with a degree in Electrical Engineering. From November, 1993 to August, 1996 Mr. Nessim was a Senior Technical Support Engineer with Dialogic Corp., where he provided technical support to customers, primarily engineers. From February, 1993 to October, 1993 he was a Technical Support Engineer for Racal Redac, a subsidiary of Racal. Prior to that, from 1991 when he came to the United States, Mr. Nessim was a free-lance consultant.

JOHN A. PINCIARO, age 47, is the President of the hydrotherapy spa fixture subsidiary presently in the process of organization and referred to in this Registration Statement as "NEWCO". From 1983 to the present, Mr. Pinciaro has been CEO of Thermo Spas, Inc. a manufacturer of spas, which both distributes the spas at wholesale and has a retail operation.

RONALD K. PREMO, age 58, is the President of Premo-Plast, Inc. which heads the Plastics and Utilities Division. His entire career has been in the plastics industry, beginning in 1955. From 1993 to the present, he has founded and managed a Manufacturer's Representative Agency for the plastics industry, R.K. Premo & Associates. Prior to that, from 1987 to 1993, he was a Manufacturer's Representative for R.W. Mitscher, Inc. for whom he successfully opened and developed a new territory including Connecticut and Rhode Island. His substantial and well-rounded experience in the industry includes extensive product development, as well as establishment of technical training programs, establishment and improvement of purchasing and distribution systems, product design and quality control, engineering, marketing, sales, purchasing and inventory control, offshore sourcing, and has covered a wide variety of plastic types, production methods, and product types. Mr. Premo was the co-founder of the Mystic, Connecticut Chapter of the American Production and Inventory Control Society and he is a 23 year veteran of the U.S. Air Force (including duty as the Purchasing Agent for Westover Air Force Base) and the U.S. Navy.

PAUL VESEL, age 36, was graduated from the University of Colorado in 1983 with a B.A. in Economics with a Major in International Affairs and from the University of South Carolina in 1986 with a Master's Degree in International Business. He has been employed by Computer Business Sciences, Inc. since November, 1996 as the Executive Vice President for Sales & Marketing and manages the distribution and marketing of telecommunication services for the operating entities under the (Nissko) Joint Venture. Prior to his employment by the Company, Mr. Vesel was employed by MTC Netsource, a telecommunications company, where he was responsible for product development, from May, 1995. From 1993 to May, 1995 he was Director of Sales & Marketing for ATC Distributing. From November, 1989 to 1993 Mr. Vesel was Managing Partner of Focus International, an international trade and marketing consultant in Barcelona, Spain. From 1990 to September, 1992, while based in Barcelona, he was also Managing Director of Alobarna, S.A. which planned and provided housing and hospitality services in connection with the 1992 Olympic Games.


ITEM 6. EXECUTIVE COMPENSATION.

Mr. Bruce Bendell, Chairman of the Board of the Company, entered into a Consulting Agreement effective January 1, 1996. The Consulting Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for both performance-based and discretionary bonuses.

Mr. Doron Cohen, President and Treasurer of the Board of the Company, entered into an Employment Agreement effective January 1,

1996. The Consulting Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for both performance-based and discretionary bonuses.

To date, the Board of Directors has not considered the award of any bonuses and has not considered or established the method of determining performance-based bonuses, although it is expected that revenues, profits, and/or percentage increases therein would be the type of criteria used.

Both Mr. Bendell and Mr. Cohen waived their compensation for 1996; there is no accrual. Neither Mr. Bendell nor Mr. Cohen has any stock options, stock appreciation rights ("SAR") or deferred compensation.


ITEM 7. CERTAIN RELATIONSHIPS AND TRANSACTIONS.

The Company was founded by Bruce Bendell and Doron Cohen who were the initial directors and who continue as directors and officers of the Company and its subsidiaries. Upon incorporation, Mr. Bendell and Mr. Cohen each received 2,500,000 shares of Common Stock for investments of $25,000 each. These investments provided the initial capitalization of the Company. Mr. Bendell is Chairman of the Board and Mr. Cohen is President and Treasurer of the Company.

Mr. Cohen entered into an Employment Agreement with the Company, which commenced on January 1, 1996. Mr. Bendell entered into a Consulting Agreement with the Company, which also commenced January 1, 1996. Both agreements provide for annual base compensation of $150,000 per year, together with possible increases and bonuses. Both Mr. Bendell and Mr. Cohen waived their compensation for 1996.

In March, 1996 the Company's telecommunications subsidiary, Computer Business Sciences, Inc., entered into an agreement with Nissko Telecom, Inc. for the sale of at least 5, and up to 60, "Talkie" Power Web Line machines, and calling for a downpayment of $629,000 for the first 15 machines. The total purchase price for the first 15 machines is $1,887,000, increasing to 2,787,000 if upgraded versions are ordered. In addition, the two companies agreed to form a joint venture for the sale/leasing/operation of the machines. Nissko Telecom, Inc. and its investors receive 55% and Computer Business Sciences, Inc receives 45% of the net revenues of such joint venture. To involve Nissko Telecom, Inc. as a strategic partner at such an early stage of the Company's development, prior to the closing of the acquisition of 786710 (Ontario) Limited, the owner of "Talkie", the Company issued to Nissko Telecom, Inc. and its investors warrants to purchase 1,500,000 shares of the Company's Common Stock at a price of $1.25 per share. As the Company had just completed its Rule 504 offering and the Common Stock was not trading and had no market, no value was ascribed to the Warrants. Of these warrants, however, 750,000 are contingent upon completion of the purchase of the initial fifteen Machines. Following closing of the agreement, one of the Nissko investors, Yossi Koren, became a director of the Company.

On April 18, 1996 the Company closed an Agreement for the acquisition of 786710 (Ontario) Limited, a corporation organized in the Province of Ontario, which owned certain telecommunications software ("Talkie") and certain accounting software ("BCS"). To acquire 786710, the Company agreed to pay the owners, Dr. Zvi Barak and Sarah Barak, his wife, $750,000 and issued 125,000 shares of its Common Stock to Sarah Barak. In connection with the acquisition, the Company employed Dr. Barak to head its R&D facility to be established in Israel. The Company entered into an Employment Agreement with Dr. Barak, calling for a base annual salary of $150,000, and providing Dr. Barak with 125,000 shares of its Common Stock vesting over the 5 year term of the Agreement. On December 15, 1995, prior to the acquisition itself, the Company had entered into a Letter of Intent with Dr. Barak and his wife, for the acquisition, and the valuation of the shares to be issued was based on the status of the Company at that date. In conjunction with that Letter of Intent, Dr. Barak became a director of the Company. Subsequent to the acquisition, Dr. Barak moved to Israel and has established the R&D facility, "CBS Israel".

The Company has loaned Mr. Cohen $140,000, which is formalized by a promissory note due on December 31, 1998. Interest is calculated at the rate of 5.77% per year.

In October, 1996, but effective as of October 1, 1996, the Company acquired Major Fleet & Leasing Corp. from Bruce Bendell and his brother, Harold Bendell, who had owned the company equally. Major Fleet & Leasing Corp., organized in 1985, is engaged in the leasing and financing of motor vehicles. The Bendells were issued 250,000 shares of Convertible Preferred Stock (the 1996-MAJOR Series), convertible into 500,000 shares of the Company's Common Stock. In addition, as a bonus for the attainment of certain goals prior to closing, the Bendells were issued 100,000 shares of Common Stock. The Company acquired Major Fleet & Leasing Corp. in order to provide leasing capability to its Telecommunications Division, but with the intent of continuing the existing motor vehicle operations. In order to assure continuity for such operations, the Company entered into a Management Agreement with the Bendells, who have exclusive authority and responsibility for the motor vehicle operations. In addition to a performance based management fee, the Bendells were issued warrants for the purchase of 100,000 shares of the Company's Common Stock at a price of $1.25 per share.

In December, 1996 the Company entered into a Letter of Intent with Bruce Bendell and his brother, Harold Bendell, for the acquisition of certain automobile dealerships (the "Major Automotive Group"). In summary, the Company agreed to purchase Harold Bendell's 50% interest in two dealerships (Major Chrysler, Plymouth, Jeep, Eagle, Inc., and Major Dodge, Inc.) for $4,000,000 and the Company agreed to acquire Bruce Bendell's 100% interest in two dealerships (Major Chevrolet, Inc. and Major Subaru, Inc.) and his 50% interest in the other two dealerships for shares of its Preferred Stock (the 1997 Major Automotive Group Series) which are convertible into at least 1,800,000 shares of the Company's Common Stock. To assure securing of the approvals of the manufacturers for the transfer of ownership, the Company has agreed to enter into a Management Agreement with Bruce Bendell and Harold Bendell continuing their management of the dealerships. (This Management Agreement for the automobile dealerships would be separate from the earlier Management Agreement for the management of Major Fleet & Leasing Corp.) To assure the manufacturers of such continuity, the Company has also agreed to issue shares of its Preferred Stock (1997A-Major Automotive Group Series) which provide the holders (the Bendells) with control of the automobile dealership operations.

ITEM 8. DESCRIPTION OF SECURITIES.

The Company's Articles of Incorporation, as amended, provide for the issuance of 50,000,000 shares of Common Stock having a par value of $.01 per share and 2,000,000 shares of undesignated Preferred Stock having a par value of $.01 per share.

Common Stock

As of February 24, 1997 there were 6,286,700 shares of the Company's issued and outstanding, all of which were fully paid and non-assessable. Common Stock shareholders are entitled to cast one vote for each share at all shareholders' meetings for all purposes, including the election of directors. Holders share equally on a per share basis in dividends that may be declared by the Board of Directors out of funds legally available after dividend distributions to holders of Preferred Stock. Upon liquidation or dissolution, any assets remaining after payment of creditors and after distribution of accrued and unpaid dividend to holders of Preferred Stock will be available for distribution to holders of the Company's Common Stock. Shares of Common Stock are not redeemable, and have no conversion rights. The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. The Company has not paid any dividends on its Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred Shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock; no dividends on the Preferred Shares have been declared, however. In the event of a voluntary or involuntary liquidation, all assets and funds of the Company remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares. No holder of Common Stock has any preemptive or other right to subscribe for or purchase any part of any new or additional issue of Common Stock or securities convertible thereunto.

Preferred Stock

Of the 2,000,000 shares of undesignated Preferred Stock authorized, to date the Company has designated 250,000 shares as the 1996-Major

Series. The shares of the 1996-Major Series are voting, vote with the Common Stock and not as a separate class, and each share has two votes per share reflecting the underlying conversion rate. The shares of the Series are convertible, with each share converting into two shares of Common Stock. In the event that a dividend is declared on the Common Stock, a dividend of twice the per share dividend on the Common Stock must be declared on the 1996-Major Series, again reflecting the underlying conversion rate. The shares are redeemable after December 31, 2001 at a price of $15.87 per share. The holders of the 1996-Major Series have a right of rescission (put) in the event of the happening of certain events. There is a sinking fund to support both the possible rescission and the possible redemption of the 1996-Major Series. The sinking fund is based upon the earnings of Major Fleet & Leasing Corp. from the business and assets purchased by the Company.

The Company has agreed to issue a new series of Preferred Stock, designated as the 1997-Major Automotive Group Series; however, such series has not yet been authorized and designated. Subject to any adjustments which may occur prior to Closing of the acquisition of the dealerships (assuming that the required factory approvals are obtained and the acquisition in fact closes), the shares of the series are expected to be voting, to vote with the Common Stock and not as a separate class, with the number of votes per share to reflect the underlying conversion rate. It is anticipated that the shares of the Series would convert into a minimum of 1,800,000 shares, but the exact number of shares could increase depending upon the market price of the Company's Common Stock at the time of Closing, as the value of the Series upon conversion (as of Closing) is to be $6,000,000. Dividends would also depend upon the underlying conversion rate.

Dividend Policy

The Company has not declared or paid any cash dividends on its Common Stock or its Preferred Stock and the Board of Directors has no present intention of declaring any cash dividends. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition, capital requirements, and other factors.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

(a) The Company's Common Stock is traded on the NASDAQ Bulletin Board.

(b) The Company's Common Stock was listed on approximately April 2, 1996, first traded on May 2, 1996, and the opening regular quotations were on May 9, 1996 when the Common Stock was priced at $4.25 bid, $5.00 asked.

(c) During 1996 its high and low bid and asked prices were as follows:

                          High Bid       Low Bid        High Ask       Low Ask
Second Quarter            $5.00          $4.00          $5.50          $4.75
Third Quarter             $4.75          $3.50          $5.50          $4.50
Fourth Quarter            $4.875         $3.75          $5.50          $4.50

On March 6, 1997 the closing prices of the Company's Common Stock were $5.50 bid and $6.125 asked, as quoted on the NASDAQ Bulletin Board.

To date no dividends have been declared or paid on the Common Stock.(See Part I, Item 8, "Dividend Policy")


ITEM 2. LEGAL PROCEEDINGS.

On November 22, 1996, the Company and two subsidiaries filed an action in the New York Supreme Court in Queens County indexed at 25678-96 and captioned "Fidelity Holdings, Inc., Computer Business Sciences, Inc. and 786710 (Ontario) Limited, Plaintiffs, versus Michael Marom and M.M. Telecom, Corp.", claiming damages of $5,000,000 for breach of contract, libel, slander, disparagement, violation of copyright laws, fraud and misrepresentation. On February 4, 1997 the Defendants filed an amended Answer, and a

Counterclaim seeking damages of $50,000,000 for breach of contract and violation of the Lanham Act. The Plaintiffs have filed an Answer to the Counterclaim. Discovery has not yet commenced. The Company regards the Counterclaim under the Lanham Act as being without merit, since the Company had purchased 786710 (Ontario) Ltd. which owned all rights, including the copyrights, to the Talkie software. The Company regards the Counterclaim for breach of contract as without merit, as the contract which the Defendant entered into was with a third-party, and not with the Plaintiff. Accordingly, no impact on the Company's financial condition, liquidity and operating results are anticipated.

On September 18, 1996, the Company's subsidiary, 786710 (Ontario) Limited, the Company as owner of 786710, and the Baraks as the original principals of 786710, were sued in the Ontario Court (General Division) by Touch Tone Connections, indexed at 96-CU-111059. Touch Tone Connections seeks damages of CN$200,000 in connection with the installation, in 1995, of certain hardware and software claimed to have been faulty and not meeting the sales representation. All of the events occurred prior to the Company's acquisition of 786710 and the Baraks indemnified the Company against any such action. The indemnification is collateralized by $100,000 in payments due to the Baraks which have been withheld by the Company for that purpose, as well as by all unvested shares issued to Sarah Barak under the Purchase Agreement. Accordingly, no impact on the Company's financial condition, liquidity and operating results are anticipated.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company's auditor for the fiscal year ended December 31, 1995 was Nemiroff, Cosmas & Co., CPA's. The Company's auditor for the fiscal year ended December 31, 1996 is Peter C. Cosmas Co., CPA's. The change was due solely to the opening of a separate practice by Mr. Cosmas and there have been no disagreements with respect to accounting and financial disclosure.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On November 7, 1995, in connection with its formation, the Company issued 2,500,000 to each of its two founders, Doron Cohen and Bruce Bendell at the par value of $.01, for total consideration of $50,000. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

In February, 1996 the Company engaged in a Rule 504 offering of 20,000 Units to residents of New York, where the offering was registered. Each Unit consisted of 2 shares of Common Stock and 23 Common Stock Purchase Warrants exercisable at a purchase price of $1.95 per share. All Units were sold by the directors of the Company, and all Common Stock Purchase Warrants subsequently exercised, resulting in the total issuance of 500,000 shares of Common Stock. The issuance was exempt by reason of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

On or about March 23, 1996, the Company entered into a certain Agreement with Nissko Telecom, Inc. for the sale of certain equipment. As an inducement to Nissko Telecom, Inc. to enter into the Agreement, the Company issued Common Stock Purchase Warrants, denominated as Class A and Class B Warrants, all exercisable at a purchase price of $1.25. The exercise price was set by negotiation of the parties, based upon the per share offering price in the Rule 504 Offering then completed and prior to any trading market in the Company's Common Stock. None of such Warrants has yet been exercised. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On or about April 18, 1996, the Company entered into a certain Agreement to acquire 786710 (Ontario) Limited, a Canadian corporation, and to employ Dr. Zvi Barak, the then President of 786710 and the inventor of the Talkie software. In connection with the acquisition, as partial payment for the acquisition including certain accounting software, the Company issued 125,000 shares of its Common Stock to Sarah Barak, an owner of 786710. In connection with the employment of Dr. Barak, the Company issued 125,000 shares of its Common Stock to Dr. Barak. In both cases the shares are subject to certain vesting conditions. The issuances were exempt by reason of Regulation S and by reason of
Section 4(2) of the Securities Act of 1933, as amended.

On or about August 12, 1996, as an inducement to Moise Benedid's corporation to permit Mr. Benedid to become President of 786710 (Ontario) Limited upon Dr. Barak's departure for Israel to head the R&D Division, the Company agreed to issue 20,000 shares of its Common Stock, subject to certain vesting conditions, to said corporation. The shares were issued in November, 1996. The issuance was exempt by reason of Regulation S and by reason of Section 4(2) of the Securities Act of 1933, as amended.

On or about August 19, 1996, as an inducement to Shlomo Nessim to become an employee of Computer Business Sciences, Inc., a wholly-owned subsidiary of the Company, the Company agreed to issue 15,000 shares of its Common Stock, subject to certain vesting conditions, to Mr. Nessim. The shares were issued in November, 1996. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On October 10, 1996, in connection with its acquisition of Major Fleet & Leasing Corp. as of September 30, 1996, the Company issued (a) 250,000 shares of its Convertible Preferred Stock and (b) agreed to issue 100,000 shares of its Common Stock subject to Major Fleet & Leasing Corp. having met certain requirements as of September 30, 1996. The requirements were met and the Common Stock was issued in November, 1996. Contemporaneously, the Company entered into a Management Agreement with the former managers of Major Fleet & Leasing Corp. in which the Company issued Common Stock Purchase Warrants, exercisable at a purchase price of $1.25 per share, for the purchase of 100,000 shares of Common Stock; however, such Warrants were not exercisable until after January 1, 1997. The issuances were exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On or about October 15, 1996, the Company resolved its dispute with Progressive Polymerics, Inc. regarding the Armored Conduit (see "Business of the Company"). Under the Settlement Agreement, the Company converted $400,000 of its purchase price (total price: $500,000) into equity, consisting of eighty thousand Units, each Unit consisting of two (2) shares of the Company's Common Stock and two (2) Warrants, each for the purchase of an additional share at an exercise price of $3.125. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On October 31, 1996, upon completion of performance of services pursuant to oral agreements made in January, 1996, the Company issued 200,000 shares of its Common Stock as compensation under certain consulting agreements negotiated at arms-length with unaffiliated persons in January, 1996. 100,000 shares were issued to Richard R. Rozzi for certain investment banking services and 100,000 shares were issued to Rebecca Frommer for services in the introduction of persons interested in purchasing Talkie Power Web Line Machines. The shares were issued at par value ($.01 per share) consistent with the price paid by the founders in November, 1995. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On November 25, 1996, as an inducement to Paul Vesel to become an employee of Computer Business Sciences, Inc., a wholly-owned subsidiary of the Company, the Company issued 30,000 shares of its Common Stock, subject to certain vesting conditions, to Mr. Vesel. In addition, Mr. Vesel's Employment Agreement contains certain stock options none of which have vested or are exercisable. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On December 19, 1996 the Company adopted an Employees Performance Recognition Plan and issued 4,200 shares of its Common Stock to various employees in recognition of their services in 1996. The shares were restricted, subject to vesting requirements requiring 112 months of further employment by the Company, and valued at $2.50 for accounting purposes, as provided in the Plan. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Nevada law and the Company's Articles of Incorporation and By-laws, officers and directors of the Company (and former officers and directors) are entitled to indemnification from the Company to the full extent permitted by law. The Company's Articles of Incorporation and By-laws generally provide for such indemnification for claims arising out of the acts or omissions of the Company's officers and directors in their capacity as such, undertaken in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The conditions and extent of indemnification are set forth in the Articles of Incorporation and By-laws of the Company and in the Indemnity Agreements between the Company and each officer and director. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Limitation On Liability

As permitted by Nevada law, the Company's Articles of Incorporation provide that a director of the Company shall not be personally liable for monetary damages for a breach of fiduciary duty as such, except for liability (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit. This provision is intended to afford the Company's directors additional protection from, and limit their potential liability from, suits alleging a breach of their duty of care. As a result of the inclusion of such a provision, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

Indemnity Agreement

In order to induce and encourage highly experienced and capable persons to serve as directors and officers, the Company has entered into an Indemnity Agreement with each director and officer presently serving the Company and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that the Company shall indemnify the director and/or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, the Company. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require the Company to pay out funds which might otherwise be utilized to further the Company's business objectives, thereby reducing the ability of the Company to carry out its projected business plans.


Director's and Officer's Liability Insurance

At present, the Company does not have any liability insurance for the benefit of its officers and directors. It is probable that the Company does not currently meet the underwriting requirements to obtain such insurance. In any event, because of the expected cost of such insurance the Company has no present plans to obtain such insurance.







                                    SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             FIDELITY HOLDINGS, INC.

Date:  July  ___, 1997

By: _____________________________________
         Doron Cohen, President
                  (Signature)

                                   FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                                         CONSOLIDATED BALANCE SHEETS

                                                   ASSETS


                                                                                        December 31,
                                                                                 1996                  1995
                                                                                 ----                  ----
Current Assets:
    Cash and cash equivalents                                          $         574,486     $          39,063
    Net Investment in direct financing leases, current                         1,390,598                -
    Notes receivable - officer shareholder                                       142,659                -
    Accounts receivable                                                          179,837                -
    Inventories                                                                1,494,020                -
    Other current assets                                                          45,349                10,000
                                                                         ----------------      ----------------
        Total current assets                                                   3,826,949                49,063
Net investment in direct financing leases,
   net of current portion                                                      1,059,287                -
Property and equipment                                                         1,023,523                -
Excess of costs over net assets acquired                                       2,645,269                -
Other intangible assets                                                          483,474               500,000
Other assets                                                                     278,362                -
                                                                         ----------------      ----------------
      Total assets                                                     $       9,316,864     $         549,063
                                                                         ================      ================

                                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable                                                  $         419,052     $          -
     Accrued expenses                                                            522,026                 5,480
     Current maturities of long-term debt                                        643,976                35,714
     Accrued income taxes                                                          4,378                -
     Deferred revenue                                                             67,409                -
     Due to affiliates                                                         1,404,079                -
                                                                         ----------------      ----------------
           Total current liabilities                                           3,060,920                41,194
Long-term debt, less current maturities                                          515,609               464,286
Income taxes                                                                     424,000                -
Other                                                                             72,122                -
                                                                         ----------------      ----------------
          Total liabilities                                                    4,072,651               505,480
Commitments
Stockholders' equity
      Preferred stock, .01 par value;
         2,000,000 shares authorized,
         250,000 shares issued and outstanding
         in 1996 and none in 1995                                                  2,500                -
      Common stock, .01 par value
          50,000,000 shares authorized,
          6,279,200 shares issued and
          outstanding in 1996 and
          5,000,000 in 1995                                                       62,792                50,000
Additional paid in capital                                                     4,509,108                -
Cumulative translation adjustment                                                    264                -
Retained earnings (deficit)                                                      669,549                (6,417)
                                                                         ----------------      ----------------
            Total stockholders' equity                                         5,244,213                43,583
                                                                         ----------------      ----------------
            Total liabilities and stockholders' equity                 $       9,316,864     $         549,063
                                                                         ================      ================

The accompanying notes are an integral part of these consolidated financial statements.

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                Year ended                November 7, 1995
                                                               December 31,             (Inception date) to
                                                                   1996                   December 31, 1995
                                                                   ----                   -----------------
   Revenues:
        Computer products and
          telecommunications equipment                              $3,175,528             $        -
        Leasing income                                                 258,947                      -
                                                                    -----------            ----------

             Total revenues                                          3,434,475                      -
                                                                    -----------            ----------

   Operating expenses:
        Cost of products sold                                          965,792                      -
        Selling, general and
         administrative expenses
              Products                                                 935,529                  2,042
              Leasing                                                  191,372                      -
        Amortization of intangible assets                              178,104                      -
                                                                   -----------             ----------
                                                                     2,270,797                  2,042
                                                                   -----------             ----------

   Operating income (loss)                                           1,163,678                 (2,042)

   Other income (expense)
        Interest expense                                               (24,132)                (4,375)
        Interest income                                                  9,830                      -
        Loss on joint venture                                          (32,410)                     -
                                                                   -----------             ----------

   Income (loss) before provision for income taxes                   1,116,966                 (6,417)

   Provision for income taxes                                          441,000                      -
                                                                   -----------             ----------

   Net income (loss)                                                $  675,966             $   (6,417)
                                                                    ==========             ===========

   Earnings (loss)  per share
        Primary                                                     $     0.12             $    (0.02)
        Fully diluted                                                     0.12                      -

   Weighted average common and common equivalent
    shares outstanding:
        Primary                                                      5,522,862              5,000,000
        Fully diluted                                                5,522,862              5,000,000


                The accompanying notes are an integral part of these consolidated financial statements.


                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Year Ended            November 7, 1995
                                                                   December 31,         (inception date) to
                                                                       1996              December 31, 1995
                                                                      ------            --------------------
Cash flows from operating activities:
       Net income (loss)                                             $  675,967             $   (6,417)
Adjustments to reconcile net income (loss)
            to net cash (used in) provided by operating activities:
        Amortization of intangible assets                               178,104                    -
        Depreciation                                                    123,329                    -
        Deferred income taxes                                           424,000                    -
(Increase) decrease in assets:
         Net investment in direct financing leases                   (1,612,675)                   -
         Notes receivable                                              (142,659)                   -
         Accounts receivable                                            (20,229)                   -
         Inventories                                                 (1,173,082)                   -
         Other assets                                                   (31,304)               (10,000)
Increase (decrease) in liabilities:
          Accounts payable                                              108,079                    -
          Accrued expenses                                              416,282                  5,480
          Accrued income taxes                                            4,378                    -
          Deferred revenue                                                3,075                    -
          Due to affiliates                                           1,184,177                    -
                                                                     ----------             ----------
                Net Cash provided by operating activities               137,442                (10,937)
                                                                     ----------             ----------
Cash flows from investing activities:
           Additions to property and equipment                           77,326                    -
           Acquisition of 786710 Ontario Limited,                                                  -
              net of cash acquired                                      738,636                    -
                                                                     ----------             ----------
                 Net cash used in investing activities                 (815,962)                   -
                                                                     ----------             ----------
Cash flows from financing activities:
           Proceeds from long-term debt                                 400,000                    -
           Payments of long-term debt                                  (170,321)                   -
           Proceeds from issuance of common
            stock and exercise of warrants net of expenses              984,000                 50,000
                                                                     ----------             ----------
                    Net cash provided by financing activities         1,213,679                 50,000
                                                                     ----------             ----------
Effect of exchange rates on cash                                            264                    -
                                                                     ----------             ----------

Net increase in cash and  cash equivalents                              535,423                 39,063
Cash and cash equivalents, beginning of period                           39,063                    -
                                                                     ==========             ==========
Cash and cash equivalents, end of period                             $  574,486             $   39,063
                                                                     ==========             ==========

             Supplemental Disclosures Of Cash Flow Information:
                Cash paid during the period for:
                     Interest                                          $ 24,132                    -
                     Income taxes                                      $   -                       -



              The accompanying notes are an integral part of these consolidated financial statements.


                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     Preferred Stock                Common Stock               Additional         Retained
                                -----------------------       -----------------------           Paid-In           Earnings
                                Shares           Amount        Shares          Amount           Capital          (Deficit)
                                ------          -------       --------         -------         ------------       ----------
Issuance of
     Common Stock                    -            $  -        5,000,000     $   50,000       $     -               $   -

Net Loss                                                                                                             (6,417)
                                  -------         ------      ---------        -------       -----------           --------
                                     -               -             -               -               -                 (6,417)
Balance
December 31, 1995                    -               -        5,000,000         50,000             -                 (6,417)

Issuance of Common
Stock and exercise of
warrants net of
expenses                             -               -          865,000          8,650           980,250

Issuance of Common
Stock as payment for
long-term debt                       -               -          160,000          1,600           398,400               -

Issuance of common
Stock for the acquisition of
786710 Ontario Ltd.                  -               -          250,000          2,500           622,500               -

Issuance of Preferred
stock for the acquisition
of Major Fleet &
Leasing Corp.                     250,000          2,500           -               -           2,497,500               -

Net income                           -               -             -               -               -                675,966

Effect of stock compensation
charge                               -               -            4,200             42            10,458               -

Translation
adjustment                           -               -             -               -               -                   -

Balance
December
31, 1996                          =======         ======      =========        =======       ===========           ========
                                  250,000         $2,500      6,279,200        $62,792       $ 4,509,108           $669,549
                                  =======         ======      =========        =======       ===========           ========

                                 Currency           Total
                               Translation      Stockholders'
                               Adjustment          Equity
                              -------------    -------------
Issuance of
     Common Stock                 $ -            $   50,000

Net Loss                                             (6,417)
                                  ----           ----------
                                    -                (6,417)
Balance
December 31, 1995                   -                43,583

Issuance of Common
Stock and exercise of
warrants net of
expenses                                            988,900

Issuance of Common
Stock as payment for
long-term debt                      -               400,000

Issuance of common
Stock for the acquisition of
786710 Ontario Ltd.                -               625,000

Issuance of Preferred
stock for the acquisition
of Major Fleet &
Leasing Corp.                       -             2,500,000

Net income                          -               675,966

Effect of stock compensation
charge                              -                10,500

Translation
adjustment                         264                  264

Balance
December
31, 1996                          ====           ==========
                                  $264           $5,244,213
                                  ====           ==========

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1) Summary of Significant Accounting Policies:
a) Nature of the Business:

Fidelity Holdings, Inc. (The Company) was incorporated under the laws of the State of Nevada on November 7, 1995. The Company is structured as a holding Company that has two divisions, a Computer Telephone and Telecommunication Division and a Plastic and Utilities Division. The plastic and utilities division is considered to be in its development stage. In addition through its October 1, 1996 acquisition of Major Fleet & Leasing Corp. The Company is in the business of leasing automobiles, trucks and telephone equipment under direct financing and operating leases.

b) Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Fidelity Holdings, Inc. and its wholly owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

c) Earnings per Share:

Earnings (loss) per share are based on the weighted average common and common equivalent shares, outstanding each year. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, except where anti-dilutive.

d) Cash Equivalents:

Cash equivalents consist of highly liquid investments, principally money market accounts, with a maturity of three months or less at the time of purchase. Cash equivalents are stated at cost which approximate market value.

e) Inventories:

Inventories are stated at the lower of cost (first-in, first-out) or market. Automobiles and trucks held for sale or lease are valued at the lower of cost (specific identification) or market.

f) Property and Equipment:

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Depreciation of leased equipment is calculated on the cost of the equipment, less an estimated residual value, on the straight-line method over the term of the lease. Maintenance and repairs are charged to operations as incurred. When property and equipment are sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any is included in the results of operations.

g) Revenue Recognition:

The Company recognizes revenue from the sale of telecommunications and computer products at the date of product shipment. Any additional costs related to the product sold are provided for at the time of the sale. The Company records income from direct financing leases based on a constant periodic rate of return on the net investment in the lease. Income earned from operating lease agreements is recorded evenly over the term of the lease.

h) Foreign Currency Translation:

The Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year end. Revenues and expenses are translated using exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying consolidated balance sheets.

i) Use of Estimates In Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

j) Excess of Costs over Net Assets Acquired:

The excess of cost over fair value of net assets of businesses acquired is amortized on a straight-line basis from five to fifteen years. Amortization recorded in 1996 was $137,593.

k) Impairment of Long-Lived Assets

Effective January 1, 1996, the company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. SFAS No. 121 requires the Company to review the recoverability of the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable.

In the event that facts and circumstances indicate that the carrying amount of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the assets' carrying amount to determine if a write-down to fair value is required. Fair value may be determined by reference to discounted future cash flows over the remaining useful life of the related asset. Such adoption did not have a material effect on the Company's consolidated financial position or results of operations.

l) Fair Value Disclosures

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, notes and accounts receivable, accounts payable, accrued expenses, and due to affiliates approximate fair value because of the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt, including the current portion, is estimated based on current rates offered to the Company for debt of the same remaining maturities.

m) Stock Options

The Company accounts for its stock options in accordance with the provisions of Amounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996. the Company adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Had the Company determined Compensation Cost based on fair value at the grant date for stock options under SFAS No. 123 the effect would have been immaterial.

2) Accounts Receivable:

The Company evaluates its accounts receivable on a customer by customer basis and has determined that no allowance for doubtful accounts is necessary at December 31, 1996.

3) Notes receivable - officer shareholder:

Note in the principal amount of $140,000 plus accrued interest of $2,659. Interest rate is 5 7/8% per annum.

4) Net investment in Direct Financing Leases:

Components of the net investment in direct financing leases we as follows:

                                                     December 31,
                                                     ------------
                                               1996              1995
                                               ----              ----

Total minimum lease payments to be received    $2,705,711       $ -0-
Estimated residual value of leased property       200,315         -0-
Unearned income                                  (456,141)        -0-
                                               ----------       -----
  Net investment                               $2,449,885       $ -0-
                                               ----------       -----

Future minimum lease payments receivable at December 31, 1996 is as follows:

               Year Ending
               December 31,        Amount
               ------------        ------
                    1997          $1,512,465
                    1998           1,108,499
                    1999              77,493
                    2000               7,254
                                  ----------
                      Total       $2,705,711
                                  ----------

5) Inventories:

Inventories consisted of the following:

                                                     December 31,
                                                     ------------
                                               1996              1995
                                               ----              ----
Telecommunication Parts                   $   36,395             $ -0-
Automobiles and trucks
  held for sale or lease                   1,451,625               -0-
                                          ----------             -----
                                          $1,494,020             $ -0-
                                          ----------             -----
6) Property and Equipment:

Property and equqmcnt consisted of the following:

                                                     December 31,
                                                     ------------
                                               1996              1995
                                               ----              ----
Leasehold Improvements                       $ 22,096          $ -0-
Furniture and fixtures                         10,314            -0-
Computer equipment and softwere               804,639            -0-
Leased Equipment                              309,803            -0-
                                           ----------          -----
                                            1,146,852            -0-
Less accumulated depreciation
  and amortization                            123,329            -0-
                                           ----------          -----
                                           $1,023,523          $ -0-
                                           ----------          -----

7) Income Taxes:

The Company accounts for income taxes using the asset and liability method whereby deferred assets and liabilities are recorded for differences between the book and tax carrying amounts of balance sheet items. Deferred liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effects of changes in tax rates and laws on deferred tax assets and liabilities are reflected in net income in the period in which such changes are enacted.

The provision for taxes on income is as follows:

                                                         Year Ended December 31,
                                                         -----------------------
                                                          1996             1995
                                                         ------           ------
Federal:
       Current                                         $ 13,000           $-0-
       Deferred                                         319,000            -0-


State:
       Current                                            4,000            -0-
       Deferred                                         105,000            -0-
                                                       ---------          ------
Total                                                  $441,000           $-0-
                                                       ---------          ------


The reconciliation between the amount computed by applying the federal statutory rate to income (loss) before income taxes and the actual income tax expense were as follows:


                                                         Year Ended December 31,
                                                       -------------------------
                                                         1996              1995
                                                       --------          -------
Amount using the statutory Federal
     tax rate                                          $380,000           $-0-
State income tax, net of federal
     tax benefit                                         69,000            -0-
Other, Net                                               (8,000)           -0-
                                                       --------          -------
Provision for taxes on income                          $441,000           $-0-
                                                       --------          -------

The tax effect of temporary differences resulted in deferred tax liabilities as follows:

                                                               December 31,
Temporary Differences                                      1996          1995
---------------------                                     ------        ------
Revenue and expenses of consolidated subsidiary         $    -         $   -
recognized on the cash basis for tax purposes,
resulting in a timing difference                         399,427           -

Depreciation                                              17,310           -

Other                                                      7,263           -
                                                        --------       -------
                            Total                       $424,000       $   -
                                                        --------       -------


8) Long-Term Debt:

Various lenders advance funds to the Company's leasing subsidiary in the form of notes payable to finance leased vehicles. Interest on each note is charged depending on the prime rate in effect at the time the vehicle is leased and remains constant over the term of the lease. Applicable rates at December 31, 1996 ranged between 7% and 9.5%. Equal monthly installments are paid over the term of the lease (which can range from 12 to 60 months), together with a final balloon payment, if applicable. These loans are collateralized by the vehicles.

   Maturities are as follows:

               Year Ending December 31,
              --------------------------
                 1996            1995
              ---------        ---------
  1997        $463,976           $-0-
  1998         230,851            -0-
  1999          70,437            -0-
  2000           6,594            -0-
              ----------       ---------
     Total    $771,858           $-0-
              ----------       ---------

In addition long-term debt includes $387,727 still due from the acquisition of 786710 Ontario Limited.


   Maturities are as follows:

               Year Ending December 31,
              --------------------------
                 1996            1995
              ---------        ---------
  1997        $180,000           $-0-
  1998         207,727            -0-
              ----------       ---------
     Total    $387,727           $-0-
              ----------       ---------

9) Business Combinations

  a) Acquisition of 786710 Ontario Limited

On April 18, 1996, the Company acquired 786710 Ontario Limited, doing business as "Info Systems". 786710 developed both the complex of telecommunications and interactive voice response modules known as "Talkie", including "Talkie-Globe" for international calling and the talkie power web line machine system and "BCS"
- "Business Control Software", an integrated group of modules for accounting functions capable of real time use in various languages and currencies.

Talkie is a trademarked name for an interrelated group of module's and applications of telephonic and interactive voice processing software which 786710 had marketed for several years.

The transaction was accounted for under the purchase method of accounting and the total cost for the acquisition was $1,413,977. The results of operations for 786710 are included in the Company's "Consolidated Statements of Operations" from April 18, 1996, the date of acquisition.

The Company issued 250,000 of its shares valued at $625,000 for the acquisition. These shares shall vest as to ownership as follows:

   Fifty thousand (50,000) at the end of the first year after closing, one hundred thousand (100,000) at the end of the second year after closing and one hunder thousand (100,000) at the end of the third year after closing.

The Company independently reviewed their investment in this technology to ensure proper valuation on the financial statements.

The cost of $1,413,977 was allocated as follows:

   Fair value of net Assets acquired at April 18, 1996,
   mainly computer software and equipment                       $  729,603

   Intangible asset-excess of costs over net assets acquired       684,374
                                                                ----------
                                     Total                      $1,413,977
                                                                ----------

The excess of costs over net assets acquired amounting to $684,374 is being amortized over a five-year period.

b) Acquisition of Major Fleet & Leasing Corp.

On October 1, 1996 the Company acquired Major Fleet & Leasing Corp., organized in 1985 and engaged in the leasing and financing of motor vehicles, primarily in the New York City metropolitan area. Since becoming a wholly-owned subsidiary of the Company, it has expanded its operations to include the leasing of telephone equipment.

The transaction was accounted for under the purchase method of accounting and the total cost for the acquisition was $2,500,000. The results of operations for Major Fleet & Leasing Corp. are included in the Company's "Consolidated Statements of Operations" from October 1, 1996, the date of acquisition.

The Company issued 250,000 shares of Convertible Preferred Stock (The 1996-Major Series), convertible into 500,000 shares of the Company's Common Stock. In addition, as a bonus for the attainment of certain goals prior to closing, the Bendell's were issued 100,000 shares of Common Stock. In addition the Bendell's were issued warrants for the purchase of 100,000 shares of the Company's Common Stock at a price of $1.25 per share.

       The cost of $2,500,000 was allocated as follows:

       Fair value of net assets acquired at October 1, 1996        $  401,512

       Intangible asset-excess of costs over net assets acquired    2,098,488
                                                                   ----------
                                     Total                         $2,500,000
                                                                   ----------

   The excess of costs over net assets acquired amounting to $401,512 is being amortized over a fifteen-year period.

Separate results for the periods prior to the acquisition were as follows:

                      Nine month
                     period ended          Year ended
                       9/30/96          December 31, 1995
                    --------------     -------------------
Revenues               $692,314             $1,105,434
                       --------             ----------
Net income             $158,383             $  310,051
                       --------             ----------

10) Other intangible Assets consist of:

    Patents

The Company has purchased two patents to be used in the manufacture of armored conduit. The patents will be amortized over the remaining useful life of 14 years on the straight line basis.

The Company has an agreement with the seller of the patents to pay royalty payments. The payments will be calculated at the greater of 5% of the manufactured cost of the armored conduit or 2% of the net sales.

11) Commitments:
Compensation Agreements:
Mr. Bruce Bendell, Chairman of the Board of the Company, entered into a Consulting Agreement effective January 1, 1996. The Consulting Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for performance-based and discretionary bonuses.

Mr. Doron Cohen, President and Treasurer of the Company, entered into an Employment Agreement effective January 1, 1996. The Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for both performance-based and discretionary bonuses.

Both Mr. Bendell and Mr. Cohen waived their compensation for 1996: there is no accrual. However, there was compensation paid to Mr. Cohen by the Company's Telecommunication subsidiary in the amount of $50,000. Neither Mr. Bendell nor Mr. Cohen has any stock options, stock appreciation rights ("SAR") or deferred compensation.

Sales of Customer Installment Contracts:
The Company's leasing subsidiary has sold customer installment contracts to some financing institutions with no recourse and to others with full recourse. In the event of default on recourse loans, the Company would pay the financing institution a predetermined amount and would repossess and sell the vehicle. No accrual has been made for possible losses since, in management's opinion on an aggregate basis, the Company could sell the repossessed automobiles for amounts in excess of outstanding liabilities.

Customer installment contracts sold with recourse are as follows:

  a) GMAC - retail sales program      $ 34,509
  b) European American Bank            158,216
                                     ---------
                Total                 $192,725
                                     ---------

The "pre-determined" amount that must be paid by the Company in the event of default is as follows:

  a) GMAC - retail sales program      $  9,026
  b) European American Bank           $ 59,072
                                      --------
                Total                 $ 68,098
                                      --------

Guarantor of Third Party Obligations:
Under the terms of a cross-guarantee, cross-default, cross-collateralization agreement, the Company's leasing subsidiary is the guarantor of debt incurred by affiliated companies. In addition, the subsidiary is a guarantor on a mortgage of an entity which is wholly owned by officer-shareholders of the Company. The outstanding balance of the mortgage on December 31, 1996 is $877,212.

Legal Proceedings
On November 22, 1996, the Company and two subsidiaries filed an action in the New York Supreme Court in Queens County indexed at 25678-96 and captioned "Fidelity Holdings, Inc., Computer Business Sciences, Inc. and 786710 (Ontario) Limited, Plaintiffs, versus Michael Marom and M. M. Telecom, Corp. "claiming danages of $5,000,000 for breach of contract, libel, slander, disparagement, violation of copyright laws, fraud and misrepresentation. On February 4, 1997 the Defendants filed an amended Answer, and a Counterlcaim seeking damages of $50,000,000 for breach of contract and violation of the Lanham Act. The Plaintiffs have filed an Answer to the Counterclaim. Discovery has not yet commenced.

On September 18, 1996, the Company's subsidiary, 786710 (Ontario) Limited, the Company as owner of 786710, and the Baraks as the original principals of 786710, were sued in the Ontario Court (General

Division) by Touch Tone Connections, indexed at 96-CU-111059. Touch Tone Connection seeks damages of CN$200,000 in connection with the installation, in 1995, of certain hardware and software claimed to have been faulty and not meeting the sales representation. All of the events occurred prior to the Company's acquisition of 786710 and the Baraks indemnified the Company against any such action.

While it is not possible to determine the ultimate disposition of these proceedings, the Company believes that the outcome of such proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

12) Related Party Transactions:
Approximately 55% of the Company's revenues derived from the sale of computer products and telecommunications equipment was to Nissko Telecom, a partner with the Company on a joint venture in which the Company owns 45%. The Company will receive 45% of the net revenues generated by the joint venture. The investment in the Joint Venture is recorded under Equity Method of Accounting.

Amounts due affiliates are amounts owned by the Company's leasing subsidiary for advances made in the ordinary course of business from various entities which are wholly owned by the subsidiaries former Stockholders. The advances are in the form of non-interest-bearing obligations with no specified maturity dates. The subsidiary also, purchased a substantial portion of its leased vehicles from affiliates.

13) Warrants:
In October 1996 the Company revised the Patent Purchase Agreement. Under the amendment the purchase price was changed from $500,000 in cash to a combination of $100,000 in cash and the balance in 80,000 unregistered units of the Company's securities. Each unit consisted of 2 shares of Common Stock and 2 warrants, each warrant being for the purchase of 1 share of the Company's common stock at an exercise price of $3.125 per share exercisable for one year.

In March 1996, the Company issued to Nissko Telecom, Inc. and its investors, warrants to purchase 1,500,000 shares of the Company's Common Stock at a price of $1.25 per share. In addition the Company issued warrants for the purchase of 100,000 shares, in connection with the Management agreement entered into when the Company acquired Major Fleet & Leasing Corp. The total number of warrants outstanding are 1,760,000 at exercise prices of $1.25 to $3.125.

14) Preferred Stock:
Of the 2,000,000 shares of undesignated Preferred Stock authorized, to date the Company has designated 250,000 shares at the 1996-Major Series. The shares of the 1996-Major Series are voting, vote with the Common Stock and not as a separate class, and each share has two votes per share reflecting the underlying conversion rate. The shares of the Series are convertible, with each share converting into two shares of Common Stock. In the event that a dividend is declared on the Common Stock, a dividend of twice the per share dividend on the Common Stock must be declared on the 1996-Major Series, again reflecting the underlying conversion rate. The shares are redeemable after December 31, 2001 at a price of $15.87 per share. The holders of the 1996-Major Series have a right of rescission (put) in the event of the happening of certain events.

The specific events that would allow the right of rescission are:
  a) Any determination by the Internal Revenue Service that the stock-for-stock exchange does not qualify as a tax-free reorganization.
  b) Any breach by the Company of the Reorganization Agreement; or
  c) Any failure by the Company to establish, fully fund, properly maintain and apply, and/or safeguard the Sinking Fund; or
  d) Any breach by the Company of the terms of 1996-Major Series of convertible Preferred Stock or;
  e) Admission by the Company of insolvency, adjudication of the Company as insolvent, and/or an inability or failure of the Company to pay its debts and liabilities in the normal course of business; or

  f) Any proceeding shall be commenced by or against the Company relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, receivership, dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, and any such proceeding shall remain undismissed for a period of ninety (90) days or the Company by any act indicates its consent to, approval of, or acquiescence in, any such proceeding; or
  g) A receiver or trustee is appointed for the Company or for all or a substantial part of the property of the Company and any such receivership or trusteeship shall remain undischarged for a period of sixty (60) days; or
  h) Any change in any of the top three executives of the Company (Chairman of the Board, President, CEO), provided that this basis for rescission must be utilized within ninety (90) days of the change or it shall be deemed waived.

There is a sinking fund to support both the possible recission and the possible redemption of the 1996-Major Series. The sinking fund is based upon the earnings of Major Fleet & Leasing Corp. from the business and assets purchased by the Company.

15) Business Segments
The Company currently operates in two industry segments:
  Computer and telephony products and leasing;
  It also has a plastics division currently in the development stage.
  The Company's operation by industry segment for the year ended December 31, 1996 is as follows:

                                                Industry
                                                 -------
                                         Computer        Leasing
                                         Products        Income        Other     Consolidated
                                         --------        ------        -----     ------------
Revenues                                 $3,175,528     $258,947        --        $3,434,475
                                         ----------     --------      ------      ----------

Operating income                          1,034,143      129,535        --         1,163,678
                                         ----------     --------      ------      ----------

Interest expense                             --          (24,132)       --           (24,132)
                                         ----------     --------      ------      ----------

Interest income                               2,920        6,910        --             9,830


Loss on joint venture                                                (32,410)        (32,410)
                                         ----------     --------      ------      ----------
Income before income taxes                                                        $1,116,966
                                                                                  ----------


16) Subsequent Event:
The Company has entered into a letter of intent with Mr. Bruce Bendell, Chairman of the Board to acquire for stock and cash certain automobile dealerships subject to certain conditions.

Chartered Accountants
Canadian Member Firm of
Grant Thornton International

                                                                   DOANE RAYMOND























                                                 786710 Ontario Limited
                                                 (Operating as Info Systems)
                                                 Financial Statements
                                                 (Expressed in Canadian Dollars)
                                                 December 31, 1996

CONTENTS



                                                                    Page
                                                                    ----

Auditor's Report                                                      1

Statements of Operations and Retained Earnings                        2

Balance Sheet                                                         3

Statement of Cash Flow                                                4

Notes to the Financial Statements                                     5-8

Chartered Accountants
Canadian Member Firm of
Grant Thornton International

                                                                   DOANE RAYMOND



AUDITOR'S REPORT

To the Directors of
786710 Ontario Limited

We have audited the balance sheet of 786710 Ontario Limited as at December 31, 1996 and the statements of operations and retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the acounting principles used and significant estimates made by management, as well as evaluating the overall finacial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1996 and the results of its operations and changes in its financial position for the year then ended in accordance with accounting principles generally accepted in the United States.



                                                        Doane Raymond
                                                        Chartered Accountants

Markham, Canada
January 22, 1997


Suite 400
7030 Woodbine Avenue
Markham
Ontario
L3R 6G2
Tel: (905) 475-1100
Fax: (905) 475-8906
                                                                               1

--------------------------------------------------------------------------------

786710 Ontario Limited                                             Five Months
(Operating as Info Systems)                         Year Ended           Ended
Statements of Operations and Retained Earnings    December 31,    December 31,
(Expressed in Canadian Dollars)                           1996            1995
--------------------------------------------------------------------------------

Revenue
  Computer software and programming                 $  520,503        $248,193
  Computer equipment                                   677,986         186,365
  Other                                                 20,227           5,447
                                                     ---------         -------
                                                     1,218,716         440,005
                                                     ---------         -------

Cost of sales
  Computer equipment                                   478,238         153,719
  Computer staff wages and benefits                    221,193          96,197
  Computer software and programming                      6,585           3,171
  Software consulting                                   21,286           1,461
                                                     ---------         -------
                                                       727,302         254,548
                                                     ---------         -------

Gross profit                                           491,414         185,457
                                                     ---------         -------

Expenses
  Automotive                                            11,283           4,453
  Bad debts                                                694             266
  Bank charges and interest                              1,441           1,767
  Depreciation                                           4,495           1,474
  Management salaries                                   14,805          40,869
  Management fees                                      219,035         183,333
  Office and general                                    41,785           4,251
  Professional fees                                     44,734          19,097
  Promotion and trade shows                             79,091          22,048
  Rent                                                  19,694           9,762
  Research and development (net of investment
     tax credits)                                        9,554           5,789
  Shipping and handling                                 14,504           4,016
                                                     ---------         -------
                                                       461,115         297,125
                                                     ---------         -------

Earnings (loss) before income taxes                     30,299        (111,668)
                                                     ---------         -------

Income taxes - current                                   8,874               -
             - deferred                                      -         (22,451)
                                                     ---------         -------
                                                         8,874         (22,451)
                                                     ---------         -------

Net earnings (loss)                                 $   21,425        $(89,217)
                                                     =========         =======

--------------------------------------------------------------------------------
Retained earnings, beginning of year                $   13,887        $103,104

Net earnings (loss)                                     21,425         (89,217)
                                                     ---------         -------

Retained earnings, end of year                      $   35,312        $ 13,887
                                                     =========         =======

--------------------------------------------------------------------------------

*See accompanying notes to the financial statements.

--------------------------------------------------------------------------------
786710 Ontario Limited
(Operating as Info Systems)
BALANCE SHEET
(Expressed in Canadian Dollars)                       1996                1995
--------------------------------------------------------------------------------

Assets
Current
  Cash and cash equivalents                       $ 93,401            $241,769
  Receivables                                      177,476              44,040
  Income taxes and investment tax credits
     receivable                                          -              89,442
Inventories                                          8,121               1,959
Prepaid expenses                                     1,875               2,427
                                                   -------             -------
                                                   280,873             379,637
Capital assets (Note 2)                             14,269              10,320
                                                   -------             -------

                                                  $295,142            $389,957
                                                   =======             =======
--------------------------------------------------------------------------------
Liabilities
Current
  Payables and accruals                           $118,513            $292,692
  Deposits                                             700              13,210
  Income taxes payable                               6,000                   -
  Deferred revenue                                  92,391              70,156
  Advances from parent company (Note 3)             42,214                   -
                                                   -------             -------
                                                   259,818             376,058
                                                   -------             -------

Shareholder's Equity
Capital Stock (Note 4)                                  12                  12
Retained earnings                                   35,312              13,887
                                                   -------             -------
                                                    35,324              13,899
                                                   -------             -------

                                                  $295,142            $389,957
                                                   =======             =======

Commitments (Note 5)
--------------------------------------------------------------------------------
On behalf of the Board


__________________________________Director_____________________________Director


See accompanying notes to the financial statements
                                                                             3

--------------------------------------------------------------------------------
786710 Ontario Limited                                              Five Months
(Operating as Info Systems)                          Year Ended           Ended
STATEMENT OF CASH FLOW                             December 31,    December 31,
(Expressed in Canadian Dollars)                            1996            1995
--------------------------------------------------------------------------------


Operating activities
  Net earnings (loss)                                  $ 21,425        $(89,217)
  Depreciation                                            4,495           1,474
  Deferred income taxes                                       -         (22,451)
 Gain from sale of fixed assets                            (639)              -
 Changes in operating assets and liabilities
    Receivables                                        (133,436)         (9,790)
    Income taxes                                         95,442               -
    Inventories                                          (6,162)         (1,330)
    Prepaids                                                552           2,976
    Payables and accruals                              (174,179)        201,497
    Deposits                                            (12,510)          8,714
    Deferred revenue                                     22,235          (1,967)
                                                        -------         -------
  Net cash provided by (used in) operating
      activities                                       (182,777)         89,906
                                                        -------         -------

Financing activities
  Advances from parent company                           42,214               -
                                                        -------         -------

Investing activities
  Proceed from sale of fixed assets                       4,500               -
  Purchase of equipment                                 (12,305)              -
                                                        -------         -------
  Net cash provided by (used in) investing
     activities                                          (7,805)              -
                                                        -------         -------

Increase (decrease) in cash and cash equivalents       (148,368)         89,906

Cash and cash equivalents


  Beginning of year                                     241,769         151,863
                                                        -------         -------

  End of year                                          $ 93,401        $241,769
                                                        =======         =======

--------------------------------------------------------------------------------
See accompanying notes to the financial statements.

--------------------------------------------------------------------------------
786710 Ontario Limited
(Operating as Info Systems)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
December 31, 1996
--------------------------------------------------------------------------------

1. ACCOUNTING POLICIES

The Company's principal business is the development and sale of computer software

REVENUE RECOGNITION

Revenue from sale of software program and hardware equipment is recognized upon delivery of products. Revenue from service contract is amortized over the life of the contract.

INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

DEPRECIATION

Rates and bases of depreciation applied to write-off the cost less estimated salvage value of equipment over their estimated lives are as follows:

         Furniture and fixtures              30%, declining balance
         Automotive equipment                30%, declining balance
         Computer equipment                  30%, declining balance

RESEARCH AND DEVELOPMENT

Research and development costs, including the cost of software under development, net of any investment tax credits, are charged to earnings in the period in which they are incurred.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments with maturities of three months or less at the time or purchase to be cash equivalents.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities in foreign currencies have been translated into Canadian dollars at exchange rates in effect at the year end dates; revenues and expenses at the exchange rates during the year. Exchange gains or losses resulting from translation are reflected in the income statement.

--------------------------------------------------------------------------------
786710 Ontario Limited
(Operating as Info Systems)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
December 31, 1996
--------------------------------------------------------------------------------

1. ACCOUNTING POLICIES (continued)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash, trade receivables and accounts payable approximate fair value due to the short term maturities of these instruments.

USE OF ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses dring the reporting period. Actual results could differ from those estimates.
--------------------------------------------------------------------------------
2. CAPITAL ASSETS

                                                                                  1996                1995
                                                                                  ----                ----
                                                       Accumulated                 Net                 Net
                                          Cost        Depreciation          Book Value          Book Value
                                          ----        ------------          ----------          ----------

Furniture & fixtures                    14,060              10,473               3,587               5,124
Automotive equipment                         -                   -                   -               4,878
Computer equipment                      12,914               2,232              10,682                 318
                                        ------              ------              ------              ------
                                       $26,974             $12,705             $14,269             $10,320
                                        ======              ======              ======              ======

--------------------------------------------------------------------------------
3. ADVANCES FROM PARENT COMPANY

Advances from parent company have no set terms of repayment.
--------------------------------------------------------------------------------
4. CAPITAL STOCK                                           1996          1995
                                                           ----          ----

Authorized:
  Unlimited number of non-voting, redeemable
         non-cumulative, participating Class A
         preference shares
  Unlimited number of non-voting, redeemable,
         non-cumulative, non-participating Class B
         preference shares
  Unlimited number of non-voting, redeemable,
         non-cumulative Class C preference
         shares, redeemable at $10,000 each
Issued:
         120 common shares                                $    12       $    12
                                                          =======       =======

--------------------------------------------------------------------------------
786710 Ontario Limited
(Operating as Info Systems)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
December 31, 1996
--------------------------------------------------------------------------------

5. COMMITMENTS

Future minimum annual lease commitment to expiry date re:

         1997                               $19,810

--------------------------------------------------------------------------------

6. RELATED PARTY TRANSACTIONS

(a) Management fees of $185,039 (1995-$183,333) was paid to a company controlled by the former shareholder.

(b)  Sales of $131,875 (1995 - $Nil) was made to the parent company.

(c)  Receivables include $131,875 (1995 - $Nil) due from the parent company.

--------------------------------------------------------------------------------
7. LOSSES

The Company has recorded deferred tax for the income tax benefits of net operating loss carryforward for provincial purposes. This loss is available to reduce taxable income in future years and will expire in the year 2000.

Due to the uncertainty in realizing such benefit, a valuation allowance of $11,400 has been recorded which offsets the entire amount of the deferred tax related to the net operating loss carryforward.

--------------------------------------------------------------------------------

8. CONCENTRATION OF CREDIT RISK

The Company sells on credit terms to its customers located in Canada and the United States. No single customer represented more than 10% of the Company's sales in the reporting period.

--------------------------------------------------------------------------------

9. CONTINGENCY

A legal claim of $200,000 has been filed against the Company and other parties relating to a matter which arose in the ordinary course of business. In the opinion of management, the likelihood of the lawsuit being successful and the amount of loss, if any, is not determinable. Accordingly, no provision has been made in these financial statements.

--------------------------------------------------------------------------------
786710 Ontario Limited
(Operating as Info Systems)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
December 31, 1996
--------------------------------------------------------------------------------

10. COMPARATIVE FIGURES

Comparative figures of the prior year have been restated in order to conform with the financial statement format adopted in current year.

                           MAJOR FLEET & LEASING CORP.


               FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION


                 For the Years Ended December 31, 1996 and 1995








                              Marcum & Kliegman LLP
                   ------------------------------------------
                   Certified Public Accountants & Consultants

                           MAJOR FLEET & LEASING CORP.


                                    CONTENTS



                                                           Page
                                                           ----

INDEPENDENT AUDITORS' REPORT                                  1


FINANCIAL STATEMENTS

Balance Sheets                                              2-3
Statements of Income                                          4
Statements of Retained Earnings                               5
Statements of Cash Flows                                    6-7


NOTES TO FINANCIAL STATEMENTS                              8-13


INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTARY INFORMATION                                    14

Schedules of Selling, General and Administrative
   Expenses                                                  15








                              Marcum & Kliegman LLP
                   ------------------------------------------
                   Certified Public Accountants & Consultants

                              Marcum & Kliegman LLP
                   ------------------------------------------
                   Certified Public Accountants & Consultants
     A Limited Liability Partnership Consisting of Professional Corporations




                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Directors of
Major Fleet & Leasing Corp.



We have audited the accompanying balances sheets of Major Fleet & Leasing Corp. as of December 31, 1996 and 1995, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Major Fleet & Leasing Corp. as of December 31, 1996 and 199@ and the results of its operations and is cash flows for the years then ended in conformity with generally accepted accounting principles.



                                                           Marcum & Kliegman LLP


February 5, 1997

           130 Crossways Park Drive o Woodbury, New York 11797-2027 o
                       Tel 516-390-1000 o Fax 516-390-1001
                           Woodbury New York Greenwich

                           MAJOR FLEET & LEASING CORP.

                                 BALANCE SHEETS

                           December 31, 1996 and 1995

                                     ASSETS



                                                                                  1996                  1995
                                                                                ---------             -------
CURRENT ASSETS
  Cash and cash equivalents                                                    $   77,806          $  409,280
  Net investment in direct financing leases, current                            1,390,598             426,473
  Accounts receivable                                                               1,903              82,335
  Inventory                                                                     1,175,667              25,219
  Prepaid expenses                                                                  8,335               8,143
  Loans to employees                                                               35,609                   0
                                                                               ----------          ----------

      Total Current Assets                                                      2,689,918             951,450
                                                                               ----------          ----------

LEASED EQUIPMENT, net                                                             238,658             292,769
                                                                               ----------          ----------

NET INVESTMENT IN DIRECT
  FINANCING LEASES, net of current portion                                      1,059,287             511,728
                                                                               ----------          ----------

PROPERTY AND EQUIPMENT, net                                                        11,805              12,401
                                                                               ----------          ----------

OTHER ASSETS
  Cash surrender value of life insurance policies                                 165,746             198,654
  Loans to officers                                                                13,843               9,000
                                                                               ----------          ---------

     Total Other Assets                                                           179,589             207,654
                                                                               ----------          ----------


      TOTAL ASSETS                                                             $4,179,257          $1,976,002
                                                                               ==========          ==========
===

The accompanying notes are an integral part of these financial statements.

                           MAJOR FLEET & LEASING CORP.

                                 BALANCE SHEETS

                           December 31, 1996 and 1995

                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                                                   1996                1995
                                                                                ---------             -------

CURRENT LIABILITIES
  Accounts payable                                                             $   17,673           $   2,698
  Accrued expenses and taxes                                                       20,158              31,904
  Notes payable, related party                                                  1,670,534                   0
  Current maturities of long-term debt                                            463,976             500,544
  Lease deposits payable, current                                                  43,365              45,507
  Customer advances                                                                18,613              52,075
  Due to affiliates                                                             1,404,079             136,833
                                                                               ----------           ---------

     Total Current Liabilities                                                  3,638,398             769,563
                                                                               ----------           ---------

OTHER LIABILITIES
  Long-term debt, less current maturities                                         307,882             417,269
  Lease deposits payable, non current                                              28,776              37,931
  Loans on life insurance policies                                                 43,346              11,973
                                                                               ----------           ---------

     Total Other Liabilities                                                      380,004             467,173
                                                                               ----------           ---------

     TOTAL LIABILITIES                                                          4,018,402           1,236,736
                                                                               ----------           ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Common stock - no par value, 200 shares authorized,
    20 shares issued and outstanding                                                1,000               1,000
  Retained earnings                                                               159,855             738,266
                                                                               ----------           ---------

     TOTAL STOCKHOLDERS' EQUITY                                                   160,855             739,266
                                                                               ----------           ---------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $4,179,257           $1,976,002
                                                                               ==========           ==========


The accompanying notes are an integral part of these financial statements.

                           MAJOR FLEET & LEASING CORP.

                              STATEMENTS OF INCOME

                 For the Years Ended December 31, 1996 and 1995



                                                                                     1996                1995
                                                                                  -------             -------

REVENUE                                                                           $951,261           $1,105,434
                                                                                  --------           ----------

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                       504,057              506,906
                                                                                  --------           ----------

     INCOME FROM OPERATIONS BEFORE
     DEPRECIATION                                                                  447,204              598,528

DEPRECIATION                                                                       177,533              223,848
                                                                                  --------           ----------

     INCOME FROM OPERATIONS                                                        269,271              374,680
                                                                                  --------           ----------

OTHER INCOME (EXPENSE)
  Interest expense                                                                 (79,594)             (79,502)
  Interest income                                                                    8,932               13,765
  Other income                                                                       9,577                6,023
                                                                                  --------           ----------

     TOTAL OTHER EXPENSE                                                           (61,085)             (59,714)
                                                                                  --------           ----------

     INCOME BEFORE INCOME TAXES                                                    208,586              314,966

INCOME TAXES                                                                        11,152                4,915
                                                                                  --------           ----------

     NET INCOME                                                                   $197,434           $  310,051
                                                                                  ========           ==========


The accompanying notes are an integral part of these financial statements.

                           MAJOR FLEET & LEASING CORP.

                         STATEMENTS OF RETAINED EARNINGS

                 For the Years Ended December 31, 1996 and 1995



                                                                                   1996                1995
                                                                                  -------             -------

RETAINED EARNINGS - Beginning                                                    $738,266             $678,215

Add: Net income                                                                   197,434              310,051

Less: Distributions to stockholders                                               775,845              250,000
                                                                                 --------             --------

RETAINED EARNINGS - Ending                                                       $159,855             $738,266
                                                                                 ========             ========



The accompanying notes are an integral part of these financial statements.

                           MAJOR FLEET & LEASING CORP.

                            STATEMENTS OF CASH FLOWS

                 For the Years Ended December 31, 1996 and 1995


                                                                                     1996                1995
                                                                                     ----                ----

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                     $197,434            $310,051
  Adjustments to reconcile net income to net cash provided                       --------            --------
  by operating activities:
     Depreciation                                                                 177,533             223,848
     Gain on sale of leased equipment                                            (169,079)           (219,963)
     Decrease (increase) in net investment in direct
      financing leases                                                            158,850            (268,044)
     Decrease (increase) in accounts receivable                                    80,432             (79,807)
     Decrease (increase) in inventory                                               7,608             (20,588)
     (Increase) decrease in prepaid expenses                                         (192)              6,437
     Increase in loans to employees                                               (35,609)                  0
     Decrease (increase) in cash surrender value of
      life insurance policies, net                                                 64,281             (49,136)
     Increase in loans to officer                                                  (4,843)                  0
     Increase (decrease) in accounts payable                                       14,977              (2,388)
     (Decrease) increase in accrued expenses and taxes                            (11,746)             16,941
     (Decrease) increase in lease deposits payable                                (11,297)             25,235
     (Decrease) increase in customer advances                                     (33,462)             42,423
     Increase in due to affiliates, net                                           109,188             160,547
                                                                                 --------           ----------

     TOTAL ADJUSTMENTS                                                            346,641            (164,495)
                                                                                 --------           ----------

     NET CASH PROVIDED BY OPERATING ACTIVITIES                                    544,075             145,556
                                                                                 --------           ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of leased equipment                                                   (288,328)           (933,702)
  Purchase of other equipment                                                      (2,000)            (10,132)
  Proceeds from trade notes receivable                                                  0              30,781
  Proceeds from sale of leased equipment                                          336,579           1,162,002
                                                                                 --------           ----------

     NET CASH PROVIDED BY INVESTMENT ACTIVITIES                                  $ 46,251            $248,949
                                                                                 --------           ----------

The accompanying notes are an integral part of these financial statements.

                           MAJOR FLEET & LEASING CORP.

                 For the Years Ended December 31, 1996 and 1995


                                                                                     1996                1995
                                                                                     ----                ----

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt                                                   $471,421            $701,077
  Payments on long-term debt                                                     (617,376)           (653,700)
  Distributions to stockholders                                                  (775,845)           (250,000)
                                                                                 --------            --------

     NET CASH USED IN FINANCING ACTIVITIES                                        921,800            (202,623)
                                                                                 --------            --------

     NET (DECREASE) INCREASE IN CASH
     AND CASH EQUIVALENTS                                                        (331,474)            191,882

CASH AND CASH EQUIVALENTS - Beginning                                             409,280             217,398
                                                                                 --------            --------

CASH AND CASH EQUIVALENTS - Ending                                               $ 77,806            $409,280
                                                                                 ========            ========






The accompanying notes are an integral part of these financial statements.

                           MAJOR FLEET & LEASING CORP.
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - Summary of Significant Accountina Policies

         Nature of Business

         Major Fleet & Leasing Corp. (the "Company") is in the business of leasing automobiles and trucks primarily in the New York City metropolitan area under direct financing and operating leases expiring in various years through 2000.

         Effective October 2, 1996, the Company became a wholly-owned subsidiary of Fidelity Holdings, Inc. ("Fidelity"). Since the change in ownership, the Company has expanded its operations to include the leasing of telephone equipment.

         Revenue Recognition

         The Company records income from direct financing leases based on a constant periodic rate of return on the net investment in the lease. Income earned from operating lease agreements is recorded evenly over the term of the lease.

         Inventory

         Inventory consists of automobiles and trucks held for sale or lease, and is valued at the lower of cost (specific identification) or market.

         Depreciation

         Depreciation of leased equipment is calculated on the cost of the equipment, less an estimated residual value, on the straight-line method over the term of the lease. Depreciation of other property and equipment is provided by the straight-line method over the estimated useful lives of the assets.

         Property and Equipment

         Property and equipment is stated at cost. Costs of major additions and betterments are capitalized, and maintenance, repairs and minor renewals are expensed as incurred. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

         Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

         Income Taxes

         The Company, with the consent of its stockholders, had elected under the Internal Revenue Code to be an "S" corporation. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the

                           MAJOR FLEET & LEASING CORP.

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - Summary of Significant Accounting Policies, continued

         Income Taxes, continued

         company's taxable income. Therefore, no provision or liability for federal income tax has been included in the financial statements through September 30, 1996.

         Effective October 2, 1996, in conjunction with the change in the Company's ownership, the "S" Corporation election was terminated and the Company is currently taxed as a "C" Corporation. The Company will file a consolidated Federal tax return with Fidelity.

         Advertising

         The Company expenses advertising costs as incurred.

         Use of Estimates in the Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Reclassifications

         Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements. These reclassifications have no effect on previously reported income.


NOTE 2 - Leased Equipment

         Leased equipment is stated at cost and consists of the following at December 31, 1996 and 1995:
                                                       1996               1995
                                                     --------          ---------
         Automobiles and trucks                      $502,840          $685,584
         Less accumulated depreciation                264,182           392,815
                                                     --------          --------

              Leased Equipment, net                  $238,658          $292,769
                                                     ========          ========

         Depreciation expense related to leased equipment was $174,937 and $222,095 for the years ended December 31, 1996 and 1995, respectively.

                           MAJOR FLEET & LEASING CORP.

                          NOTES TO FINANCIAL STATEMENTS



NOTE 3 - Net Investment in Direct Financing Leases

         Components of the net investment in direct financing leases are as follows at December 31, 1996 and 1995:


                                                                      1996               1995
                                                                   ----------         ----------
         Total minimum lease payments to be received               $2,705,711         $1,078,235
         Estimated residual value of leased property                  200,315            197,340
         Unearned income                                             (456,141)          (337,374)
                                                                   ----------         ----------

             Net Investment                                        $2,449,885         $  938,201
                                                                   ==========         ==========

         Future minimum lease payments receivable at December 31, 1996 is as follows:

                          Year Ending
                          December 31,                        Amount
                          ------------                        ------
                              1997                          $1,512,465
                              1998                           1,108,499
                              1999                              77,493
                              2000                               7,254
                                                            ----------
                                  Total                     $2,705,711
                                                            ==========


NOTE 4 - Property and Equipment

         Property and equipment at December 31, 1996 and 1995 is comprised of the following:

                                                                   Estimated
                                                1996       1995   Useful Lives
                                                ----       ----   ------------
         Furniture and fixtures               $16,113    $17,555   5-7 years
         Less: accumulated depreciation         4,308      5,154
                                              -------    -------

            Property and Equipment, net       $11,805    $12,401
                                              =======    =======

         Depreciation expense related to property and equipment for the years ended December 31, 1996 and 1995 was $2,596 and $1,753, respectively.

NOTE 5 - Long-Term Debt

         Various lenders advance funds to the Company in the form of notes payable to finance leased vehicles. Interest on each note is charged depending on the prime rate in effect at the time the vehicle is leased and remains constant over the term of the lease. Applicable rates at December 31, 1996 ranged between 7% and 9.5%. Equal monthly

                        MAJOR FLEET & LEASING CORPROATION

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 - Long-Term Debt, continued

         installments are paid over the term of the lease (which can range from 12 to 60 months), together with a final balloon payment, if applicable. These loans are collateralized by the vehicles.

         Maturities of long-term debt at December 31, 1996 are as follows:


                          Year ending
                          December 31,                      Amount
                          -----------                       ------
                              1997                         $463,976
                              1998                          230,851
                              1999                           70,437
                              2000                            6,594
                                                           --------
                                 Total                     $771,858
                                                           ========


NOTE 6 - Notes Payable, Related Party

         In December 1996 the Company purchased telephone equipment from an affiliated entity for $1,670,534 (see Note 12) and incurred notes payable totalling such amount. The notes are expected to be repaid in full in 1997 and, accordingly, are shown as a current liability in the accompanying financial statements. The notes are collateralized by the telephone equipment. Interest rates on these notes have not yet been determined by management.


NOTE 7 - Related Party Transactions

         The Company purchased a substantial portion of its leased vehicles and all of its leased telephone equipment and new car inventory from affiliates (see Note 12).

         Amounts due to affiliates represent the balances owed for the purchases of these leased vehicles and new car inventory, as well as advances made/expenses incurred in the ordinary course of business from various entities which are wholly-owned by the Company's former stockholders. These amounts owed are in the form of noninterest-bearing obligations with no specified maturity dates.

         The Company conducts its business from a facility which is leased without a formal lease agreement on a month to month basis from an entity which is wholly-owned by the Company's former stockholders. Rent expense for 1996 and 1995 as $37,200 and $16,000, respectively.

                           MAJOR FLEET & LEASING CORP.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 8 - Officers' Loans

         The Company made loans to its officers which are noninterest-bearing and have no definitive repayment terms.

NOTE 9 - Supplemental Disclosures Of Cash Flow Information

         Cash paid during the years ended December 31, 1996 and 1995 for:

                                              1996            1995
                                              ----            ----
         Interest                           $ 79,693        $ 82,384
         Income taxes                       $ 10,267            $597

         Noncash Transactions:

         During 1996 the Company purchased vehicles and telephone equipment and incurred liabilities of $l,158,056 and $1,670,534, respectively.

NOTE 10 - Commitments and Contingencies

         Sales of Customer Installment Contracts

         The Company has sold customer installment contracts to some financing institutions with no recourse and to others with full recourse. In the event of default on recourse loans, the Company would pay the financing institution a predetermined amount and would repossess and sell the vehicle. No accrual has been made for possible losses since, in management's opinion, on an aggregate basis, the Company could sell the repossessed automobiles for amounts in excess of outstanding liabilities.

         Guarantor of Third Party Obligations

         Under the terms of a cross-guaranty, cross-default, cross-collateralization agreement, the Company is the guarantor of debt incurred by affiliated companies.

         In addition, the Company is a guarantor on a mortgage of an entity which is wholly-owned by the former stockholders of the Company. The outstanding balance of the mortgage at December 31, 1996 is $877,212.

NOTE 11 - Major Customer

         The Company derives a substantial portion of its lease income from one customer. Lease income attributable to that customer was $288,322 (55%) and $380,234 (40%) in 1996 and 1995, respectively.

                           MAJOR FLEET & LEASING CORP.

                          NOTES TO FINANCIAL STATEMENTS



NOTE 12 - Major Suppliers

         The Company purchased a substantial portion of its leased vehicles from three entities which are wholly-owned by the Company's former stockholders. Purchases attributable to those entities were $198,108 (68%), $28,329 (10%) and $49,742 (17%) in 1996 and $519,426 (56%),
         $95,685 (10%), and $95,775 (10%) in 1995, respectively.

         In 1996, the Company purchased $1,158,056 (100%) of its new car inventory from an entity which is wholly-owned by its former stockholders.

         Amounts due to these companies at December 31, 1996 and 1995 are included in due to affiliates (see Note 7).

         In addition, in 1996, the Company purchased $1,670,534 (100%) of its leased telephone equipment from an entity wholly-owned by Fidelity. The balance owed to this entity at December 31, 1996 is included in notes payable, related party (see Note 6).